File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2023

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2023, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date

USD	2,000,000,000	4.00	99.597	12-Jan-2023	12-Jan-2028

USD	100,000,000	Floating Rate	99.773	20-Jan-2023	12-Apr-2027

NZD	375,000,000	4.75	99.482702	25-Jan-2023	25-Jan-2030

USD	100,000,000	Floating Rate	99.495	25-Jan-2023	16-Sep-2026

USD	50,000,000	3.95	100.00	31-Jan-2023	30-Jan-2026

USD	200,000,000	Floating Rate	99.547	1-Feb-2023	16-Sep-2026

USD	200,000,000	Floating Rate	100.044	7-Feb-2023	4-Oct-2027

USD	100,000,000	Floating Rate	99.633	8-Feb-2023	16-Sep-2026

USD	100,000,000	Floating Rate	100.043	14-Feb-2023	4-Oct-2027

USD	50,000,000	3.96	100.00	14-Feb-2023	30-June-2027

USD	50,000,000	4.225	100.00	15-Feb-2023	5-Jan-2026

IDR	461,000,000,000	5.10	100.936	16-Feb-2023	17-Nov-2026

HKD	400,000,000	3.499	100.00	16-Feb-2023	16-Feb-2026

USD	100,000,000	4.46	100.00	23-Feb-2023	2-Feb-2026

AUD	450,000,000	4.25	100.269	23-Feb-2023	11-June-2026

USD	50,000,000	4.375	100.00	24-Feb-2023	24-Feb-2028

USD	50,000,000	5.08 Multi-Callable	100.00	2-Mar-2023	2-Mar-2028

CRC	6,850,000,000	7.90	100.00	2-Mar-2023	2-Mar-2025

HKD	400,000,000	4.24	100.00	2-Mar-2023	2-Mar-2026

USD	50,000,000	4.25	100.00	3-Mar-2023	3-Mar-2028

GBP	400,000,000	4.00	99.176	6-Mar-2023	17-Dec-2029

USD	50,000,000	4.50	100.00	10-Mar-2023	10-Mar-2027

CRC	4,150,000,000	7.90	100.00	21-Mar-2023	2-Mar-2025

AUD	75,000,000	1.30	83.204551	28-Mar-2023	29-May-2030

USD	50,000,000	Zero Coupon Multi-Callable	100.00	31-Mar-2023	31-Mar-2043

Annex B

Inter-American Development Bank

Ordinary Capital

Management’s Discussion and Analysis

and

Condensed Quarterly Financial Statements

March 31, 2023

(Unaudited)

Management’s Discussion and Analysis	3

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2023

INTRODUCTION

The primary activities of the Inter-American Development Bank (Bank or IDB or IADB) are conducted through the Ordinary Capital and the IDB Grant Facility (GRF). Unless otherwise stated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Bank’s Ordinary Capital. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the three months of the current year are not necessarily indicative of the results that may be expected for the full year.

This document should be read in conjunction with the Bank’s Information Statement dated February 24, 2023, which includes the Ordinary Capital financial statements for the year ended December 31, 2022. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

The financial statements are prepared in accordance with U.S. GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant estimates it uses to present the financial results in accordance with GAAP include: the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and net periodic benefit cost associated with these plans. These estimates involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Most of the Bank’s borrowings and all swaps, including interest rate and foreign currency, are measured at fair value through income. The reported income volatility resulting from these non-trading financial instruments is not fully representative of the underlying economics of the transactions as the Bank intends to hold them to maturity. Accordingly, the Bank excludes the impact of the fair value adjustments associated with these financial instruments from Operating Income(1). Therefore, Net fair value adjustments on non-trading portfolios and foreign currency transactions and Board of Governors approved transfers, if any, are reported separately in the Condensed Statement of Income and Retained Earnings.

COVID-19 and the Russian war on Ukraine

As the world continued to recover from the COVID-19 pandemic, the Russian war on Ukraine in early 2022 had an adverse impact on the global economy, leading to increase commodity prices and inflationary pressures worldwide, as well as reduced growth prospects. Consequently, major central banks raised interest rates and withdrew expansionary monetary policies.

As a result of higher global financing costs, slower global growth, and turbulence in advanced economy financial markets at the beginning of the year, private sector forecasts for 2023, as of April, suggest that growth in Latin America and the Caribbean will be moderate compared to 2022 and remain below its long-run potential. However, growth is expected to return to its long-term value in 2024 as global financial pressures ease. There are potential risks to this outlook, including the possibility of a resurgence of inflationary pressures and further financial turbulence in advanced economies, as well as geopolitical risks associated with the evolution of the Russian war on Ukraine, which could disrupt trade and financial markets.

(1)

Reference to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management’s Discussion and Analysis.

4	Management’s Discussion and Analysis

The Bank continues to serve as the primary source of multilateral lending to countries in Latin America and the Caribbean and is committed to supporting its clients during periods of global stress. Management expects Bank approvals and disbursements during 2023 for approximately $14.5 billion and $10.2 billion, respectively. NSG activities were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest until December 31, 2022. IDB no longer approves NSG developmental assets. IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio.

From a financial standpoint, Bank policies require Management to balance equity accumulation and growth of (risk weighted) assets through its long-term financial plan. The Bank has built capital buffers to absorb downward shocks stemming from rating downgrades and market volatility events and assesses financial resiliency regularly through stress testing. All internal and external capital and liquidity metrics remained within their respective financial and risk management policy thresholds.

Resolution approved by the Board of Governors (BoG) in March 2023

In the context of the 2023 Annual Meeting, the BOG directed Management to deliver proposals to the Board of Executive Directors on: (i) a New Institutional Strategy, which shall include strengthening coordination among the IDB, the IDB Invest, and the Multilateral Investment Fund (IDB Lab); and (ii) certain key operational and institutional reforms that were identified in the 2022 Annual Meeting and that would not be addressed in the New Institutional Strategy. These proposals will be presented no later than October 31, 2023, for consideration by the Board of Executive Directors and elevated to the Committee of the BOG, as appropriate, aiming for decisions by the BOG no later than the 2024 Annual Meeting.

Accounting Developments

For a description of new accounting developments, see Note B – Summary of Significant Accounting Policies under “Notes to the Condensed Quarterly Financial Statements” section.

Management’s Discussion and Analysis	5

FINANCIAL HIGHLIGHTS

Box 1 presents selected financial data for the three months ended March 31, 2023 and 2022, as well as for the year ended December 31, 2022.

BOX 1: SELECTED FINANCIAL DATA

(Amounts expressed in millions of United States dollars)

	Three months ended March 31,		Year ended December 31,

	2023	2022	2022

Operational Highlights

Approved developmental assets	$945	$1,918	$14,650

Loans and guarantees(1)	945	1,892	14,471

Debt securities	-	26	179

Undisbursed portion of approved developmental assets(2)	31,092	29,457	31,296

Gross disbursements of developmental assets	1,005	2,172	11,978

Net (collections) disbursements of developmental assets(3)	(408)	700	5,005

Balance Sheet Data

Investments, after swaps(4)	$33,108	$37,471	$32,507

Developmental Assets

Loans outstanding(5)	112,575	109,392	112,761

Debt securities	776	697	703

Allowance for credit losses	801	441	801

Total assets	148,257	150,268	148,026

Borrowings outstanding, after swaps	111,549	113,443	112,084

Equity	37,582	35,236	37,873

Income Statement Data

Operating Income(6)	$360	$144	$317

Net fair value adjustments on non-trading portfolios and foreign currency transactions(7)	(371)	172	1,279

Other components of net pension benefit costs	53	6	18

Board of Governors approved transfers	(140)	(172)	(172)

Net income (loss)	(98)	150	1,442

Comprehensive income (loss)	(220)	301	2,954

Ratios

Total debt(8) to equity(9) ratio	3.1	3.2	3.1

Total assets to equity(9) ratio	4.1	4.3	4.1

Cash and investments as a percentage of borrowings outstanding, after swaps	29.6%	33.4%	29.6%

Cost to income ratio(10)	35.0%	36.2%	40.1%

Return on equity ratio(11)	1.4%	2.0%	0.9%

Return on assets ratio(12)	0.4%	0.5%	0.2%

(1)  Excludes guarantees issued under the Trade Finance Facilitation Program, NSG loan participations and exposure exchange agreements.

(2)  Includes undisbursed balance for loans and debt securities, see Table 1.

(3)  Includes gross loan disbursements and debt securities purchased, less loan principal repayments (and prepayments) and collection of debt securities.

(4)  Includes accrued interest.

(5)  Excludes lending swaps in a net asset position of $2,636 million as of March 31, 2023 (2022 - $1,321 million in a net asset position) and $3,321 million in a net asset position as of December 31, 2022.

(6)  See page 8 for a full discussion of Operating Income.

(7)  Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments’ maturity approaches and their fair values converge with their costs. See page 10 for a full discussion.

(8)  Borrowings (after swaps) and guarantee exposure.

(9)  See page 12, sources of funds section, for a definition of “Total Equity”.

(10) Four year rolling average of Administrative expenses, excluding pension service costs, divided by four year rolling average of Total income, excluding Investments - net gains (losses) and net of Borrowing expenses.

(11) Twelve months rolling operating income divided by average equity.

(12) Twelve months rolling operating income divided by average total assets.

6	Management’s Discussion and Analysis

Developmental Assets

Developmental assets include loans, guarantees, and debt securities. As of March 31, 2023 and December 31, 2022, approximately 95% of the outstanding developmental assets are sovereign-guaranteed (SG).

Developmental assets operations: A summary of the developmental assets approved, as well as the undisbursed portion of developmental assets approved, during the three months period ended March 31, 2023 and 2022 appears in Table 1.

TABLE 1: DEVELOPMENTAL ASSETS APPROVALS

(Amounts expressed in millions of United States dollars)

	2023				2022

	SG	Concessional SG	NSG(1)	Total	SG	Concessional SG	NSG(1)	Total

Loans

Number	10	-	-	10	11	-	30	41

Amount	$945	$-	$-	$945	$1,476	$-	$216	$1,692

Guarantees

Number	-	-	-	-	1	-	-	1

Amount	$-	$-	$-	$-	$200	$-	$-	$200

Debt securities

Number	-	-	-	-	-	-	-	-

Amount	$-	$-	$-	$-	$-	$-	$26	$26

Total	$945	$-	$-	$945	$1,676	$-	$242	$1,918

Undisbursed

balance	$29,407	$380	$1,305	$31,092	$28,080	$449	$928	$29,457

Related to

Signed loans	$21,907	$347	$559	$22,813	$20,074	$394	$423	$20,891

Signed debt securities	$-	$-	$-	$-	$-	$-	$37	$37

(1)	There were no loans originated by IDB Invest and co-financed by the Bank (2022 – one for $22 million).

Table 2 presents the sovereign and non-sovereign-guaranteed loans (NSG) and guarantees portfolios as of March 31, 2023 and December 31, 2022.

TABLE 2: OUTSTANDING LOANS AND GUARANTEES

(Expressed in millions of United States dollars)

	2023	2022

Sovereign Loans	$108,292	$108,520
Sovereign Guarantees	676	679

Sovereign Portfolio	108,968	109,199

Non-Sovereign Loans	4,219	4,177
Non-Sovereign Guarantees	332	423

Non-Sovereign Portfolio	4,551	4,600
Total Loans & Guarantees Outstanding	$113,519	$113,799

NSG Portfolio as a percentage of total loans and guarantees	4.0%	4.0%

For 2023, the approved lending spread and credit commission for the Bank’s non-concessional sovereign-guaranteed loans is 0.85% and 0.50% (2022 - 0.90% and 0.50%, respectively). No supervision and inspection fees have been applied for said periods.

Allowance for credit losses on developmental assets and guarantees outstanding: The allowance for credit losses on developmental assets and guarantees outstanding amounted to $858 million at March 31, 2023, compared to $863 million at December 31, 2022. The decrease of $5 million is due to a decrease in the allowance of the NSG portfolio of $9 million mainly due to better macroeconomic

Management’s Discussion and Analysis	7

conditions observed in the first quarter of 2023 and the write-off of two individually assessed NSG loans amounting $5 million; partially offset by an increase in the collective allowance of the SG portfolio of $9 million.

Allowance for credit losses on individually assessed SG loans: As of March 31, 2023, the total amount of Venezuela’s sovereign-guaranteed operations in payment arrears amounted to $1,330 million, including interest and fees, from which $1,203 million corresponds to arrearages of more than 180 days. Since 2018, all loans to Venezuela amounting to $2,011 million (unchanged from 2018), were placed in nonaccrual status. Interest and fee income not recognized amounted to $29 million during the first three months of 2023 ($13 million as of March 31, 2022), and the related individually assessed allowance for credit losses was $396 million as of March 31, 2023 and December 31, 2022. There were no other sovereign-guaranteed loans over 180 days past due, or in nonaccrual status as of March 31, 2023 or December 31, 2022.

Under the IDB’s guidelines on arrears, the Bank cannot undertake any lending activities in Venezuela until its arrears are cleared. As a matter of policy, the Bank does not renegotiate nor reschedule its SG loans. Venezuela, a founding shareholder of the IDB, has reiterated its commitment to the Bank and its intention to undertake payments. The Bank expects to collect all amounts due, including interest at the contractual interest rate for the period of delay, when the balances in arrears are restored to an accrual basis. As a result, the allowance recorded represents the estimated loss from the expected delay in debt service payments as the Bank does not charge interest on delayed interest payments. The assessment and estimation of credit loss is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess the credit loss estimate accordingly.

Allowance for credit losses on individually assessed NSG loans: The Bank had individually assessed NSG loans with outstanding balances of $155 million at March 31, 2023, compared to $163 million at December 31, 2022. As of March 31, 2023, the allowance for credit losses on individually assessed NSG loans was $108 million, compared to $109 million at December 31, 2022. The percentage of the NSG allowance for credit losses on individually assessed loans was 70% as of March 31, 2023 and 67% as of December 31, 2022.

Debt Securities: During 2023, the Bank purchased one developmental related debt securities for $50 million (2022 – four for $218 million). The undisbursed balance was $118 million as of March 31, 2023 ($168 million as of December 31, 2022).

Investments operations

Approximately 92% of the Bank’s investments are held in high quality securities rated AA- or higher.

In 2023, the trading investments portfolio experienced net mark-to-market gains of $23 million, compared to $71 million losses in 2022, mainly due to the mark-to-market impact of tighter credit spreads and lower interest rates, partially offset by approximately $17 million of market value losses on the related borrowing positions. Such market value changes are recorded as net fair value adjustments on non-trading portfolios, which are not included in Operating income.

Borrowing operations

During the first three months of 2023, the Bank issued bonds for a total face amount of $4,536 million (2022 – $5,976 million) that generated proceeds of $4,534 million (2022 – $5,975 million), representing decreases of $1,440 million and $1,441 million, respectively, compared to the same period last year. The average life of new issues was 4.8 years in 2023 (2022 – 5.5 years). The Bank expects that the borrowing program will be approximately $17 billion in 2023, subject to changes in cash flows.

During 2023, the Bank continues to be rated Triple-A by the major credit rating agencies, and its outlook remains stable.

8	Management’s Discussion and Analysis

Capacity Building, Asset Management and Advisory (CAsA) pilot program

In 2022 the Bank started operations under its new CAsA services pilot program. CAsA aims to help build or strengthen the asset management institutional capacity of central banks and official institutions in the borrowing member countries. To this end, CAsA provides a range of services that includes managing a portion of the institution’s assets along with technical missions, fellowships, and other training opportunities. The program follows the principle of cost recovery. Fees are based on the average value of the portfolio managed and are used to provide the entire range of services under the program. As of March 31, 2023 total assets managed under the CAsA program amounted to $200 million.

FINANCIAL RESULTS

OPERATING INCOME

Table 3 shows a breakdown of Operating Income. For the three months ended March 31, 2023, Operating Income was $360 million compared to $144 million for the same period last year, an increase of $216 million. The increase was mainly due to: (i) net investment gains, (ii) an increase in net interest income, and (iii) a decrease in net non-interest expense.

TABLE 3: OPERATING INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2023	2022	2023 vs 2022

Loan interest income(1)	$1,450	$526	$924

Investment interest income(1)	401	39	362

Other interest income	(34)	20	(54)

	1,817	585	1,232

Less:

Borrowing expenses(1)	1,339	182	1,157

Net interest income	478	403	75

Other loan income	29	25	4

Net investment gains (losses)	23	(71)	94

Other expenses:

Provision (credit) for developmental assets credit losses	-	7	(7)

Net non-interest expense	170	206	(36)

Total	170	213	(43)

Operating Income	$360	$144	$216

(1)	Amounts on an after swap basis.

Management’s Discussion and Analysis	9

Net interest income: The Bank had net interest income of $478 million during the first three months of 2023, compared to $403 million for the same period last year. The increase of $75 million was mainly due to an increase in short-term interest rates on equity funded loans and a larger loan portfolio, partially offset by a decrease in the lending spread.

Figure below shows the Bank’s net interest income during the first three months of the last three years.

FINANCIAL RESULTS – NET INTEREST INCOME

For the quarters ended March 31, 2021 through 2023

(Expressed in millions of United States dollars)

The Bank’s net interest income is driven primarily by two sources: the lending spread the Bank charges on all its non-concessional SG loans and the income earned on its equity-funded assets. The SG lending spread is reviewed and determined annually by the Board of Directors as part of the Bank’s long-term financial planning exercise. If a change is approved, the new SG lending spread applies to the entire outstanding balance of non-concessional SG loans. Net interest income earned from equity-funded assets is the result of an Asset Liability Management (ALM) strategy governed by polices approved by the Board.

Net interest income is primarily sensitive to changes in the USD interest rates. During 2023, this sensitivity to interest rates has been proactively mitigated through the Bank’s ALM strategy. Sensitivity to foreign exchange rates is negligible as the Bank economically hedges substantially all exposures with foreign currency swaps.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2023 and 2022, and the year ended December 31, 2022 are shown in Table 4.

10	Management’s Discussion and Analysis

TABLE 4: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2023		Three months ended March 31, 2022		Year ended December 31, 2022

	Average Balance	Return/ Cost%	Average Balance	Return/ Cost%	Average Balance	Return/ Cost%

Loans(1)	$113,888	5.16	$109,641	1.94	$110,717	3.09

Liquid investments(2)(3)	33,531	5.17	37,695	(0.36)	36,469	1.65

Total earning assets	$147,419	5.16	$147,336	1.35	$147,186	2.73

Borrowings	$111,335	4.88	$112,828	0.66	$112,006	2.12

Net interest margin(4)		1.31		1.11		1.22

(1)	Excludes loan fees.
(2)	Geometrically-linked time-weighted returns.
(3)	Includes realized / unrealized gains and losses.
(4)	Represents net interest income as a percent of average earnings assets, after swaps.

Net investments gains (losses): Net mark-to-market investment gains amounted $23 million, compared to $71 million losses for the same period in 2022, mainly due to the mark-to-market impact of tighter credit spreads and lower interest rates, partially offset by approximately $17 million of market value losses on the related borrowing positions. Such market value changes are recorded as Net fair value adjustments on non-trading portfolios, which are not included in Operating income.

Provision for developmental assets credit losses: During the first three months of 2023, there was no provision for developmental assets credit losses, as compared to $7 million for the same period last year. The decrease was mainly in the allowance for credit losses on the NSG portfolio mainly due to better macroeconomic conditions observed in the first quarter of 2023; offset by an increase in the collective allowance for credit losses on the SG portfolio.

Net Income (loss)

Net loss amounted $98 million during the first three months of 2023, compared to $150 million net income for the same period in 2022, a decrease of $248 million. The decrease was mainly due to losses in the Net fair value adjustments on non-trading portfolios and foreign currency transactions.

TABLE 5: NET INCOME

(Amounts expressed in millions of United States dollars)

	2023	2022	2023 vs. 2022

Operating Income	$360	$144	$216

Net fair value adjustments on non-trading portfolios and foreign currency transactions	(371)	172	(543)

Other components of net pension benefit costs	53	6	47

Board of Governors approved transfers	(140)	(172)	32

Net income	$(98)	$150	$(248)

Net fair value adjustments on non-trading portfolios and foreign currency transactions: Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Due to a decrease in the medium- and long-term USD interest rates, the Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $371 million for the three months ended March 31, 2023, compared to $172 million gains for the same period in 2022. Unrealized gains or losses in the net fair

Management’s Discussion and Analysis	11

value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

Transfers to the IDB Grant Facility: Income transfers from the Ordinary Capital to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2023, the Board of Governors approved income transfers from the Bank to the GRF amounting to $140 million (2022 – $172 million). Since 2011, the GRF has received income transfers totaling $1,522 million.

Core Operating Income (Non-GAAP Measure)

Although the Bank prepares its financial statements in accordance with U.S. GAAP, management reviews certain results, such as core operating income, on a non-GAAP basis. This measure provides information about the underlying operational performance and trends of the Bank while excluding volatile net investment mark-to-market gains and losses, as well as the provision for credit losses on developmental assets. Table 6 displays reported Operating Income (GAAP) with the adjustments to arrive at core operating income (Non-GAAP).

TABLE 6: CORE OPERATING INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31,

Core Operating Income (Non-GAAP Measure)	2023	2022	2023 vs 2022

Operating Income (Reported)	$360	$144	$216

Less:

Net investment gains (losses)	23	(71)	94

Add:

Provision (credit) for developmental assets credit losses	-	7	(7)

Core operating income	$337	$222	$115

Management considers core operating income as a useful measure of the Bank’s operations. Changes in core operating income are driven mainly by changes in the Bank’s approved sovereign-guaranteed lending spread and fees and the impact of changes in interest rates, as well as changes in net non-interest expense.

During 2023, core operating income changes have been mostly due to an increase in short-term interest rates on equity funded loans and a larger loan portfolio, partially offset by a decrease in the lending spread.

CAPITAL ADEQUACY

The Bank’s Capital Adequacy Policy (CAP) consists of a Capital Adequacy Policy mandate (Mandate) and regulations that determine capital requirements for credit and market risk in both its lending and treasury operations. The CAP also includes capital requirements for pension and operational risks. The Mandate, approved by the Board of Governors, requires the Bank to maintain its Triple-A foreign currency long-term issuer rating, and the establishment of capital buffers, specifically to assume financial risks in times of stress, while preserving the Bank’s lending capacity.

The CAP allows the Bank to measure the inherent risk in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans. Specific risk limits in terms of capital requirements for investments and derivatives are included that enable Management to design more efficient funding and investment strategies following the risk tolerance established by the Board of Executive Directors. The Bank is operating within its policy limits.

12	Management’s Discussion and Analysis

CONDENSED BALANCE SHEET

Developmental assets

Loans: The loan portfolio is the Bank’s principal earning asset. As of March 31, 2023, the total volume of outstanding loans was $112,511 million, of which $4,987 million was under concessional terms, compared with $112,697 million and $5,016 million, respectively, as of December 31, 2022.

The Bank makes loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. In the case of loans and guarantees to borrowers other than national governments or central banks, the Bank follows the policy of requiring a joint and several guarantees engaging the full faith and credit of the national government. The Bank also offers sovereign-guaranteed concessional lending through a blending of regular and concessional financing.

As of March 31, 2023 and December 31, 2022, 4% of the outstanding loans and guarantees exposure was NSG. The NSG portfolio, including loans to other multilateral development institutions, totaled $4,551 million, compared to $4,600 million at December 31, 2022.

Debt securities: The Bank invests in debt securities to further its developmental objectives, and up to December 31, 2022, mainly co-financing with the IDB Invest. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option. As of March 31, 2023, debt securities outstanding amounted to $776 million (2022 – $703 million).

Investment Portfolio

The Bank’s investment portfolio is comprised of highly-rated securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs as determined in the Bank’s liquidity policy.

Borrowing Portfolio

The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, at March 31, 2023 decreased $535 million compared with December 31, 2022, primarily due to a higher amount of maturities ($5,489 million) than new borrowings ($4,534 million).

Equity

Equity at March 31, 2023 was $37,582 million, a decrease of $291 million from December 31, 2022, mainly due to $108 million loss related to the Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk, a Net loss of $98 million for the first three months of the year, a $72 million distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders recorded as a dividend, and $14 million amortization of net actuarial losses and prior service credit on pension plans.

The Debt-to-Equity ratio uses gross debt, as opposed to net debt, to facilitate its comparability with other MDBs. “Total Equity” (utilized as the denominator within the Debt-to-Equity ratio) is defined as Paid-in capital stock and Additional paid-in capital, net of Capital subscriptions receivable, less Receivable from members, plus Retained earnings, minus borrowing countries’ local currency cash balances, and accumulated other comprehensive income. The Debt-to-Equity ratio has a maximum limit, whereby the Bank cannot exceed 4.0x of equity. Table 7 presents the composition of the Debt-to-Equity ratio as of March 31, 2023 and December 31, 2022. The ratio was 3.1 as of March 31, 2023, and December 31, 2022.

Management’s Discussion and Analysis	13

TABLE 7: TOTAL DEBT-TO-EQUITY RATIO
(Amounts expressed in millions of United States dollars)

	March 31, 2023	December 31, 2022

Borrowings outstanding after swaps and guarantee exposure	$112,726	$113,372

Equity

Paid-in capital stock	11,854	11,854

Less: Receivable from members	819	820

Retained earnings:

General reserve	23,982	24,274

Special reserve	2,565	2,565

	37,582	37,873

Minus:

Borrowing countries’ local currency cash balances	87	107

Accumulated other comprehensive income	1,247	1,369

Total Equity	$36,248	$36,397

Total Debt-to-Equity Ratio	3.1	3.1

Transfers to IDB Invest

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to IDB Invest became effective. NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. IDB no longer approves NSG developmental assets after December 31, 2022. After December 31, 2022, IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio.

IDB Invest’s capitalization plan includes receiving additional capital from its shareholders through approved transfers of a portion of the Ordinary Capital’s income in lieu of distributing this income to the shareholders of both the IADB and IDB Invest beginning in 2018. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors’ approval. In March 2023, the Board of Governors approved a $72 million (2022 - $150 million) distribution to the Bank’s shareholders for concurrent contribution to IDB Invest on behalf of the Bank’s shareholders, that has been recorded as Distributions on behalf of shareholders in the Condensed Statement of Income and Retained Earnings. Since 2018, IDB Invest has received dividends totaling $582 million.

14	Management’s Discussion and Analysis

LIQUIDITY MANAGEMENT

Table 8 shows a breakdown of the trading investments portfolio at March 31, 2023 and December 31, 2022, by major security class and its contractual maturity, on securities held at the end of the period.

TABLE 8: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS AND MATURITY DATES

(Expressed in millions of United States dollars)

	March 31, 2023

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$272	$765	$-	$-	$1,037

U.S. Government-sponsored enterprises	45	173	151	150	519

Obligations of non-U.S. governments	5,194	184	-	-	5,378

Obligations of non-U.S. agencies	3,335	7,761	-	-	11,096

Obligations of non-U.S. sub-sovereigns	264	1,439	-	-	1,703

Obligations of supranationals	425	2,273	54	-	2,752

Bank obligations	5,933	2,610	-	-	8,543

Corporate securities	152	890	-	-	1,042

Mortgage-backed securities	-	-	-	-	-

Asset-backed securities	-	-	-	4	4

Currency and interest rate swaps - investments-trading	183	847	4	-	1,034

Total trading investments	$15,803	$16,942	$209	$154	$33,108

(1)	Represents the fair value of the referred assets, including their accrued interest.

	December 31, 2022

Security Class	Maturity in in one year or less	one year to five years	six years to ten years	after ten years	Grand Total(1)

Obligations of the United States Government	$275	$750	$-	$-	$1,025

U.S. Government-sponsored enterprises	43	183	149	137	512

Obligations of non-U.S. governments	5,134	182	-	-	5,316

Obligations of non-U.S. agencies	2,547	8,136	-	-	10,683

Obligations of non-U.S. sub-sovereigns	330	1,523	-	-	1,853

Obligations of supranationals	497	2,203	-	-	2,700

Bank obligations	6,060	2,381	-	-	8,441

Corporate securities	160	808	-	-	968

Mortgage-backed securities	-	-	-	2	2

Asset-backed securities	-	-	-	7	7

Currency and interest rate swaps - investments-trading	28	972	-	-	1,000

Total trading investments	$15,074	$17,138	$149	$146	$32,507

(1)	Represents the fair value of the referred assets, including their accrued interest.

COMMERCIAL CREDIT RISK

Commercial credit risk is the exposure to losses that could result from the default of one of the Bank’s investment, trading, or derivatives counterparties. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market, and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereign and sub-sovereign governments, agencies, supranationals, banks and corporate entities, including asset-backed and mortgage-backed securities.

Management’s Discussion and Analysis	15

Table 9 provides details of the estimated current credit exposure of the Bank’s investment and swap portfolios, net of collateral held, by counterparty rating category. As of March 31, 2023, the credit exposure amounted to $32,076 million, compared to $31,525 million as of December 31, 2022. The credit quality of the portfolios continues to be high, as 85.7% of the counterparties are rated AAA and AA, 6.1% or equivalent short-term ratings (A1+ and A1), 6.6% are rated A, and 1.6% are rated BBB or below, compared to 90%, 2.6%, 6.3% and 1.1%, respectively, at December 31, 2022.

 TABLE 9: CURRENT CREDIT EXPOSURE, NET OF COLLATERAL HELD, BY COUNTERPARTY RATING CATEGORY(1)

(Amounts expressed in millions of United States dollars)

	March 31, 2023

	Investments					Total Exposure on Investments and Swaps
Counterparty rating	Governments and Agencies	Banks	Corporates	ABS and MBS	Net Derivatives Exposure(3)		% of Total

A1+	$1,303	$667	$-	$-	$-	$1,970	6.1

A1	-	-	-	-	-	-	-

AAA	10,652	1,392	-	-	-	12,044	37.5

AA	8,643	5,740	1,042	-	2	15,427	48.2

A	1,379	744	-	-	-	2,123	6.6

BBB	178	-	-	-	-	178	0.6

BB	330	-	-	-	-	330	1.0

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	4	-	4	-

Total	$22,485	$8,543	$1,042	$4	$2	$32,076	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.
(3)

In March 2023, the global financial system experienced increased volatility due to the failure of certain financial institutions. As of March 31, 2023, the Bank’s direct exposure to these financial institutions was not significant.

16	Management’s Discussion and Analysis

	December 31, 2022

						Total Exposure on Investments and Swaps
	Investments
Counterparty rating	Governments and Agencies			ABS and	Net Derivatives		% of Total
		Banks	Corporates	MBS	Exposure

A1+	$562	$213	$-	$-	$-	$775	2.5

A1	-	30	-	-	-	30	0.1

AAA	10,588	1,126	-	2	-	11,716	37.2

AA	9,440	6,229	968	-	17	16,654	52.8

A	1,141	843	-	-	1	1,985	6.3

BBB	195	-	-	2	-	197	0.6

BB	163	-	-	-	-	163	0.5

B	-	-	-	-	-	-	-

CCC	-	-	-	-	-	-	-

CC and below(2)	-	-	-	5	-	5	-

Total	$22,089	$8,441	$968	$9	$18	$31,525	100.0

(1)

Letter ratings refer to the average ratings from major rating agencies and to the entire range in that rating category including numeric (i.e., 1-3), symbolic (i.e., +/-), or similar qualifications used by eligible rating agencies. The group A1+ refers to the highest short-term rating.

(2)	Includes assets not currently rated.

SUBSEQUENT AND OTHER DEVELOPMENTS

Cybersecurity

In a context where hybrid work is becoming the norm, digitalization is accelerating even further, new technologies around Artificial Intelligence and Machine Learning continue to disrupt, and in the face of a fragile and unstable international environment, Cybersecurity threats keep their upward trend, becoming more global and sophisticated. Furthermore, new solutions and intrusion services are being developed and offered by cybercriminals, leveraging new emerging technologies such as Generative AI, and others, that significantly lower the entry barrier for cybercrime. In this particular volatile context, the Bank continues to invest and leverage past investments in security, remote access, end-point protection, cloud technologies, and operational risks management. The recently approved 2022-2027 IT Strategy reinforces the need for continuous investments in cybersecurity, with long-term work programs but also quick ad-hoc improvements especially around employee awareness and cyber protection, deployed along the year to continuously and proactively improve the Bank’s security posture.

Funded Status of Pension and Postretirement Benefit Plans (Plans)

The volatility in the equity and credit markets, as well as changes in interest and inflation rates, affect the funded status of the Plans. As of March 31, 2023, the Plan’s assets positive returns were offset by an increase in the Plans’ liabilities due to lower discount rates when compared to December 31, 2022. Accordingly, as of March 31, 2023 and December 31, 2022 the Plans’ assets represented approximately 103% of their benefit obligations. The Bank recognizes actuarial gains and losses on its Plans through comprehensive income at the end of each calendar year, when the Plans’ liabilities are remeasured, as required by U.S. GAAP.

Application to become holder of Special Drawing Rights (SDRs)

On February 8, 2023, the Executive Board of the International Monetary Fund (IMF) approved the IDB’s application to become a prescribed holder of SDRs, an international reserve asset created by the IMF. Prescribed holders may acquire, hold, and use SDRs in operations with other prescribed holders and participants in the IMF’s SDR Department. Becoming a prescribed holder allows the Bank to hold and negotiate with SDRs and explore options to increase IDB’s lending capacity to contribute to sustainable development in Latin America and the Caribbean.

Management’s Discussion and Analysis	17

Management Changes

On March 2, 2023, Mr. Matias Bendersky was appointed as Manager of the Office of Outreach and Partnerships, effective March 16, 2023.

On March 7, 2023, Mr. Tomás Bermúdez was appointed as General Manager of the Country Department Central America, Haiti, Mexico, Panama and the Dominican Republic, effective May 1, 2023.

On March 7, 2023, Mr. Miguel Coronado was appointed as General Manager a.i. of the Country Department Andean Group, effective May 1, 2023.

On March 14, 2023, Ms. Beatriz López-Galvis was appointed as General Manager of the Human Resources Department, effective April 16, 2023.

On April 13, 2023, Mr. Alexandre Meira da Rosa was appointed as General Manager and Chief Development Effectiveness Officer of the Office of Strategic Planning and Development Effectiveness, effective April 18, 2023.

On April 20, 2023, Mr. Juliano Seabra was appointed as Sector Manager of the Knowledge, Innovation and Communication Sector, effective May 1, 2023.

18	Condensed Quarterly Financial Statements

Condensed Quarterly Financial Statements

(Unaudited)

Condensed Quarterly Financial Statements	19

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET

(Expressed in millions of United States dollars)

	March 31, 2023		December 31, 2022

	(Unaudited)		(Unaudited)

ASSETS

Cash and investments

Cash - Note K	$715		$1,205

Investments - Trading (including securities transferred under repurchase agreements of $98 million; none-2022) - Notes C, J and K	32,074	$32,789	31,507	$32,712

Developmental assets

Loans outstanding - Notes D, F and K	112,511		112,697

Allowance for credit losses	(769)		(763)

Deferred loan origination fees and costs, net	64	111,806	64	111,998

Debt securities - Note E

Measured at fair value - Note G	146		148

Measured at amortized cost	630		555

Allowance for credit losses	(32)	744	(38)	665

Derivative assets, net - Notes I, J, K and L		126		148

Accrued interest and other charges

On loans	1,356		1,068

On others	3	1,359	9	1,077

Assets under retirement benefit plans - Note P		220		185

Other assets		1,213		1,241

Total assets		$148,257		$148,026

LIABILITIES AND EQUITY

Liabilities

Borrowings - Notes G, I, J, K and L

Short-term	$1,308		$1,021

Securities sold under repurchase agreements and payable for cash collateral received - Notes H, L	98		-

Medium- and long-term:

Measured at fair value	78,509		78,870

Measured at amortized cost	24,673	$104,588	23,802	$103,693

Derivative liabilities, net - Notes I, J, K and L		4,205		4,927

Payable for investment securities purchased		335		94

Due to IDB Grant Facility - Note M		278		160

Accrued interest on borrowings at amortized cost		170		186

Undisbursed special programs		212		226

Other liabilities - Note D		887		867

Total liabilities		110,675		110,153

Equity

Capital stock - Note N

Subscribed (14,170,108 shares)	170,940		170,940

Less callable portion	(164,901)		(164,901)

Additional paid-in capital	5,815		5,815

	11,854		11,854

Receivable from members - Note O	(819)		(820)

Retained earnings	25,300		25,470

Accumulated other comprehensive income (loss)	1,247	37,582	1,369	37,873

Total liabilities and equity		$148,257		$148,026

The accompanying notes are an integral part of these condensed quarterly financial statements.

20	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2023	2022

	(Unaudited)

Income

Loans, after swaps - Notes D and I	$1,479	$551

Investments - Notes C and I

Interest	401	39

Net gains (losses)	23	(71)

Other interest income (loss) - Notes I and L	(34)	20

Other	25	15

Total income	1,894	554

Expenses

Borrowing expenses, after swaps - Note G, I and J	1,339	182

Provision (credit) for developmental assets credit losses - Note F	-	7

Administrative expenses	186	211

Special programs	9	10

Total expenses	1,534	410

Operating income	360	144

Net fair value adjustments on non-trading portfolios and foreign currency transactions - Notes G, I and L	(371)	172

Other components of net pension benefit costs (credit) - Note P	53	6

Board of Governors approved transfers - Note M	(140)	(172)

Net income (loss)	(98)	150

Retained earnings, beginning of period	25,470	24,178

Distributions on behalf of shareholders - Note U	(72)	(150)

Retained earnings, end of period	$25,300	$24,178

CONDENSED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2023	2022

	(Unaudited)

Net income (loss)	$(98)	$150

Other comprehensive income (loss)

Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans - Note P	(14)	18

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(108)	133

Total other comprehensive income (loss)	(122)	151

Comprehensive income (loss)	$(220)	$301

The accompanying notes are an integral part of these condensed quarterly financial statements.

Condensed Quarterly Financial Statements	21

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS

(Expressed in millions of United States dollars)

	Three months ended March 31,

	2023	2022

Cash flows from developmental and investing activities	(Unaudited)

Developmental activities:

Loan disbursements	$(955)	$(1,954)

Loan collections	1,412	1,472

Purchase of debt securities	(50)	(218)

Collection of debt securities	1	-

Net cash provided by (used in) developmental activities	408	(700)

Purchase of property, net	(11)	(7)

Miscellaneous assets and liabilities, net	(38)	29

Net cash provided by (used in) developmental and investing activities	359	(678)

Cash flows from financing activities

Medium- and long-term borrowings:

Proceeds from issuance	4,534	5,975

Repayments	(5,489)	(7,354)

Short-term borrowings, net

Proceeds from issuance	5,384	1,839

Repayments	(4,997)	(1,568)

Cash collateral returned	(66)	(181)

Distributions paid on behalf of shareholders	(5)	(149)

Net cash used in financing activities	(639)	(1,438)

Cash flows from operating activities

Gross purchases of trading investments	(10,089)	(16,680)

Gross proceeds from sale or maturity of trading investments	9,942	18,764

Loan income collections, after swaps	1,176	479

Interest and other costs of borrowings, after swaps	(1,290)	(186)

Income from investments	287	(4)

Other interest income	(24)	18

Other income	26	16

Administrative expenses	(192)	(185)

Transfers to the IDB Grant Facility	(22)	(17)

Special programs	(24)	(20)

Net cash (used in) provided by operating activities	(210)	2,185

Effect of exchange rate fluctuations on Cash	1	(12)

Net increase (decrease) in Cash	(490)	57

Cash, beginning of period	1,205	1,490

Cash, end of period	$715	$1,547

The accompanying notes are an integral part of these condensed quarterly financial statements.

22	Condensed Quarterly Financial Statements

ORDINARY CAPITAL

INTER-AMERICAN DEVELOPMENT BANK

NOTES TO THE CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, and the IDB Grant Facility (GRF). Unless otherwise indicated, all financial information provided in these Condensed Quarterly Financial Statements refers to the Ordinary Capital. The Condensed Quarterly Financial Statements should be read in conjunction with the December 31, 2022 financial statements and notes therein included in the Bank’s Information Statement dated February 24, 2023. Management believes that the Condensed Quarterly Financial Statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital’s financial position and results of operations in accordance with U.S. generally accepted accounting principles (GAAP). The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with GAAP. The preparation of such financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments carried at fair value, the determination of the adequacy of the allowances for credit losses on developmental assets, and the determination of the benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the net periodic benefit cost associated with these plans. Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Accounting developments

On December 21, 2022, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2022-06, which defers the sunset date of Accounting Standards Codification (ASC) 848, Reference Rate Reform, from December 31, 2022 to December 31, 2024. ASC 848 provides optional expedients and exceptions, for contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued as a result of the reference rate reform. As of December 31, 2022, the Bank adopted the expedients provided for its loans and derivative contracts that have been converted from LIBOR to SOFR on a prospective basis. The adoption did not have a material impact on the Bank’s financial statements. The Bank plans to continue utilizing the available expedients and exceptions allowed through December 31, 2024.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. The ASU removes the separate accounting for troubled debt restructuring (TDRs) by creditors, updates the requirements related to accounting for credit losses under Topic 326, and adds enhanced disclosures for creditors with certain loan modifications. The ASU also requires additional disclosures to the vintage table to include current-period gross write-offs by year of origination. The Bank adopted the ASU prospectively during the first quarter of 2023 with no material impact to the financial statements.

Condensed Quarterly Financial Statements	23

NOTE C – INVESTMENTS

As part of its overall portfolio management strategy, the Bank invests in sovereign and sub-sovereign governments, agencies, supranationals, bank and corporate entities, including asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

The Bank invests in obligations: (i) issued or unconditionally guaranteed by sovereign governments of the member country whose currency is being invested, or other sovereign obligations with a minimum credit quality equivalent to AA-; (ii) issued or unconditionally guaranteed by sub-sovereign governments and agencies, including asset-backed and mortgage-backed securities, with a minimum credit quality equivalent to AA-; and (iii) issued by supranational organizations with a credit quality equivalent to a AAA rating. In addition, the Bank invests in senior bank obligations with a minimum credit quality equivalent to A, and in corporate entities with a minimum credit quality equivalent to a AA- rating (private asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, if they carry equivalent short-term credit ratings.

Net unrealized losses on trading portfolio instruments held at March 31, 2023 of $16 million (2022 – $63 million) were included in Income from Investments - Net losses.

A summary of the trading portfolio instruments at March 31, 2023 and December 31, 2022 is shown in Note J – Fair Value Measurements.

NOTE D – DEVELOPMENTAL ASSETS – LOANS AND GUARANTEES

Loans

The Flexible Financing Facility (FFF), effective January 1, 2012, is currently the only financial product platform for approval of all sovereign-guaranteed (SG) loans. With FFF loans, borrowers can tailor financial terms at approval or during the life of a loan, subject to market availability and operational considerations. The FFF platform allows borrowers to: (i) manage currency, interest rate and other types of exposures; (ii) address project changing needs by customizing loan repayment terms to better manage liquidity risks; (iii) manage loans under legacy financial products; and (iv) execute hedges with the Bank at a loan portfolio level. In addition, the Bank offers FFF loans with embedded options to assist borrowers to manage their risk exposures to commodity price volatility; and manage loan cash flows in the event of certain types of natural disasters.

The FFF loans have maturities of up to 40 years, and have an interest rate primarily based on SOFR plus a funding margin, as well as the Bank’s lending spread. Borrowers also have an option to convert to fixed-base cost rate (plus funding margin), local currencies, and other major currencies.

The Bank also offers highly concessional loans to borrowing members, their agencies, or political sub-divisions, that meet certain criteria. Concessional lending is provided by the blending of loans at regular sovereign guarantee spread and loans at concessional spreads, both funded from the Bank’s resources.

Until December 31, 2022, non-sovereign guaranteed (NSG) loans were originated by the Inter-American Investment Corporation (IDB Invest) and co-financed by the Bank and IDB Invest. After December 31, 2022, the Bank no longer approves NSG loans and IDB Invest continues to manage and monitor the Bank’s legacy NSG loan portfolio.

24	Condensed Quarterly Financial Statements

Loans outstanding as of March 31, 2023 and December 31, 2022 were as follows (in milions):

Developmental Assets	March 31, 2023	December 31, 2022

Loans outstanding	$112,511	$112,697

Allowance for credit losses	(769)	(763)

Deferred loan origination fees and costs, net	64	64

Total	$111,806	$111,998

Guarantees

The Bank may make political risk and partial credit guarantees with a member country sovereign counter-guarantee, and until December 31, 2022, without a sovereign counter-guarantee, under the Bank’s NSG Trade Finance Facilitation Program (TFFP). These full credit guarantees were provided on short-term trade related transactions with an aggregate program limit of up to $1,000 million outstanding at any time.

Guarantees are regarded as outstanding when the Bank issues the guarantee and the borrower incurs the underlying financial obligation. Guarantees are considered called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees.

Outstanding guarantees have remaining maturities ranging from 1 to 14 years, except for TFFP guarantees that have maturities of up to one year. As of March 31, 2023 and December 31, 2022, guarantees of $1,008 million and $1,102 million, respectively, were outstanding and subject to call, and were classified as follows (in millions):

	March 31, 2023				December 31, 2022

	NSG (1)	NSG TFFP(1)	SG(2)	Total	NSG (1)	NSG TFFP(1)	SG(2)	Total

a+ to a-	$19	$-	$-	$19	$21	$-	$-	$21

bbb+ to bbb-	-	-	60	60	-	-	60	60

bb+ to bb-	65	181	-	246	31	171	-	202

b+ to b-	14	43	616	673	46	144	619	809

ccc+ to cc	-	10	-	10	-	10	-	10

Total	$98	$234	$676	$1,008	$98	$325	$679	$1,102

(1)	NSG and NSG TFFP guarantees’ ratings are represented by the Bank’s internal credit risk classification, which maps to Standard & Poor’s (S&P)’s rating scale.
(2)	SG guarantees’ rating is assigned to each borrower country by S&P.

As of March 31, 2023, the current carrying amount of the liability for the guarantee obligations amounted to $61 million (December 31, 2022 - $63 million) and is reported under Other liabilities in the Condensed Balance Sheet.

Multilateral Development Banks (MDBs) Exposure Exchange Agreement

The Bank reduced its sovereign-guaranteed loan portfolio concentration by entering into a Master Exposure Exchange Agreement (EEA) jointly with other MDBs and executing bilateral transactions under such framework. Conceptually, the EEA reduces portfolio concentration by simultaneously exchanging coverage for potential nonaccrual events (i.e., interest and principal non-payment) between MDBs for exposures from borrowing countries in which a MDB is concentrated, to countries in which a MDB has no, or low, exposure.

Under an EEA, there is no direct exchange of loan assets and all aspects of the client relationship remain with the originating MDB. However, one MDB assumes the credit risk on a specified EEA amount for a set of borrowing countries (the EEA seller of protection, or EEA Seller) in exchange for passing on the credit risk in the same amount on a set of different borrowing countries to another MDB (the EEA buyer of protection, or EEA Buyer). If a nonaccrual event occurs for one of the countries that is part of the EEA transactions, the EEA Seller compensates the EEA Buyer at an agreed upon rate. The EEA allows

Condensed Quarterly Financial Statements	25

for exchanges of a minimum of 10 years and a maximum of 30 years maturity, and each participating MDB is required to retain a minimum of 50% of the total exposure to each country that is part of the EEA. In the event of no nonaccrual events occurring during the life of the EEA, the EEA expires at the end of the agreed upon period.

The Bank has entered into an EEA and executed bilateral EEA transactions ($4,901 million in 2015 that matures in December 2030; $1,000 million in 2020 that matures in December 2035; and $1,500 million in 2022 that matures in December 2037) with certain other MDBs. In accordance with EEA, these transactions remain within 10% of the Bank’s SG outstanding loan balance, and the individual country exposures exchanged do not exceed the Bank’s 10th largest SG exposure.

Each EEA transaction was accounted for as an exchange of two separate financial guarantees (given and received). As of March 31, 2023 and December 31, 2022, the Bank is the EEA Buyer (receives a financial guarantee from other MDBs) and the EEA Seller (provides a financial guarantee to other MDBs) for the following countries and exposure amounts (in millions):

EEA Seller

		S&P Rating

Country	Amount	As of March 31, 2023	As of December 31, 2022

Angola	$85	B-	B-

Armenia	118	B+	B+

Bangladesh	673	BB-	BB-

Bosnia & Herzegovina	99	B	B

Egypt	720	B	B

Georgia	97	BB	BB

India	525	BBB-	BBB-

Indonesia	885	BBB	BBB

Jordan	144	B+	B+

Macedonia	130	BB-	BB-

Montenegro	116	B	B

Morocco	990	BB+	BB+

Nigeria	95	B-	B-

Pakistan	977	CCC+	CCC+

Serbia	195	BB+	BB+

Sri Lanka	48	SD	SD

Tunisia	990	B-	B-

Turkey	311	B	B

Vietnam	203	BB+	BB+

Total	$7,401

EEA Buyer

		S&P Rating

Country	Amount	As of March 31, 2023	As of December 31, 2022

Argentina	$903	CCC-	CCC+

Bolivia	92	B	B

Brazil	1,795	BB-	BB-

Chile	66	A	A

Colombia	897	BB+	BB+

Costa Rica	43	B+	B

Dominican Republic	460	BB	BB

Ecuador	1,306	B-	B-

El Salvador	225	CCC+	CCC+

Mexico	1,207	BBB	BBB

Panama	207	BBB	BBB

Trinidad and Tobago	200	BBB-	BBB-

Total	$7,401

The trigger event for requiring the EEA Seller to make interest payments to the EEA Buyer is defined as a payment delay of 180 days (i.e., a nonaccrual event) for one or more of the countries for which exposure is included in the EEA. The trigger event for requiring the EEA Seller to make principal payments to the EEA Buyer is defined as the time at which the EEA Buyer writes off part, or all, of the sovereign-guaranteed loans to a country covered under the EEA. Any principal payment made reduces the EEA amount and the coverage of the EEA for the country for which the write-off occurs.

26	Condensed Quarterly Financial Statements

Following the trigger event, the EEA Seller pays compensation to the EEA Buyer for part of the unpaid interest, based on the EEA amount for the country in nonaccrual at the interest rate set for the EEA transaction, currently set at USD six-month LIBOR plus 0.75%. Interest payments are to be made on a semi-annual basis and cannot exceed contractual payments related to the loans that are past due.

The EEA Seller relies on the EEA Buyer to recover outstanding amounts owed from the borrowing country in nonaccrual status. Recoveries of amounts received by the EEA Buyer are to be shared between Buyer and Seller on a pari-passu basis. By the end of the nonaccrual event, the EEA Seller receives back all amounts paid to the EEA Buyer if there have been no write-offs.

As of March 31, 2023 and December 31, 2022, there were no nonaccrual events under the guarantees given or received. The carrying amount under the guarantees given or received amounted to $525 million (December 31, 2022 - $539 million) and are recorded in Other liabilities and Other assets in the Condensed Balance Sheet.

NOTE E – DEVELOPMENTAL ASSETS – DEBT SECURITIES

The Bank invests in debt securities to further its developmental objectives and until December 31, 2022, mainly co-financing with IDB Invest. In general, debt securities related to development investments are classified as held-to-maturity given the Bank has the intent and ability to hold these securities to maturity. For debt securities where the Bank does not have the intent to hold the securities to maturity, the Bank elects the fair value option.

Debt securities classified as held to maturity were $598 million and $517 million as of March 31, 2023 and December 31, 2022, respectively. The net carrying amount was summarized below (in millions):

	March 31, 2023	December 31, 2022

Securities measured at amortized cost	$630	$555

Allowance for credit losses	(32)	(38)

Net carrying amount	$598	$517

The net carrying amount, fair value, and maturity for the debt securities classified as held to maturity were presented as follows (in millions):

	March 31, 2023

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$10	$11	1 year to 5 years

Financial Institutions	4	5	Within 1 year

	420	435	1 year to 5 years

	47	50	6 years to 10 years

	471	490

Project Finance	117	117	Over 16 years

Total	$598	$618

(1)	Includes $3 million of accrued interest and $16 million of unrecognized holding losses.

Condensed Quarterly Financial Statements	27

	December 31, 2022

Segments	Net carrying amount	Fair value (1)	Maturity (in years)

Corporates	$10	$10	1 year to 5 years

Financial Institutions	4	5	Within 1 year

	401	420	1 year to 5 years

	405	425

Project Finance	102	102	Over 16 years

Total	$517	$537

(1)	Includes $9 million of accrued interest and $28 million of unrecognized holding losses.

The fair value and net carrying amount of the debt securities in the Project Finance segment elected under the fair value option was $146 million, as of March 31, 2023 (December 31, 2022 – $148 million for fair value and net carrying amount), and matures after 11 years through 15 years.

NOTE F – CREDIT RISK FROM DEVELOPMENTAL ASSETS AND RELATED OFF-BALANCE-SHEET EXPOSURES

The credit risk in the developmental assets portfolio is the risk that the Bank may not receive repayment of principal and/or interest on these assets according to the contractual terms. It is determined by the credit quality of, and exposure to, each borrower and directly related to the Bank’s core business. The Bank has multiple measures in place to manage this credit risk, including an overall lending and investing limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank always holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing instruments, and a policy for the maintenance of a credit loss allowance.

The Bank manages two principal sources of credit risk from its development financing activities: SG (loans and guarantees) and NSG instruments (loans, guarantees and debt securities). As of March 31, 2023 and December 31, 2022, approximately 95% of the outstanding developmental assets are sovereign-guaranteed. The Bank develops and maintains separate methodologies for the allowance for credit losses on SG and NSG exposures due to the distinct sources of credit risk.

For both the SG and NSG performing portfolio (i.e., developmental assets that are not in nonaccrual status), the allowance and liability for expected credit losses (for off-balance-sheet credit exposures) is mainly a function of the estimated exposure at default (EAD), probability of default (PD), and loss given default (LGD). To augment the quantitative process of estimating expected credit losses, qualitative adjustments are applied as necessary based on Management judgment. These qualitative adjustments may arise from information lags implicit in the quantitative loss model, data limitations, significant changes in portfolio composition or lending operations, and uncertainties associated with economic and business conditions.

The EAD of the Bank’s developmental assets represents the unpaid principal or outstanding balance, which approximates the amortized cost of these assets as: (i) the Bank originates all its loans and debt securities at the face amount due at maturity without any premiums or discounts; (ii) the net loan origination fees and costs are not deemed material; and (iii) the foreign exchange adjustments on non-USD denominated assets are already reflected in the outstanding balance through the existing revaluation process at each reporting date.

The Bank does not expect recurring material prepayments in its SG portfolio, therefore, does not incorporate prepayment estimates in the EAD.

28	Condensed Quarterly Financial Statements

For the NSG portfolio, expected credit losses are estimated over the contractual term adjusted for expected prepayments based on historical data. The contractual term excludes expected extensions, renewals, and modifications unless the extension or renewal options are included in the original or modified contract at the reporting date and are solely at the option of the borrower and outside the control of the Bank.

For off-balance-sheet credit exposures, EAD is estimated based on projected disbursements for unfunded loan commitments considering historical experience and projected repayments in accordance with contractual amortization schedules.

The Russian war on Ukraine and high and persistent inflation increases in the region are additional sources of concern on social and humanitarian implications and its downstream effects on the social and economic development of IDB’s borrowing member countries. Accordingly, the Bank considers all available information when calculating the allowance for credit losses.

CREDIT QUALITY BY PORTFOLIO

Sovereign-guaranteed Loans

When the Bank lends to public sector borrowers, it requires a full sovereign guarantee or the equivalent from the borrowing member state. In extending credit to sovereign entities, the Bank is exposed to country risk which includes potential losses arising from a country’s inability or unwillingness to service its obligations to the Bank. Therefore, the Bank monitors and assesses its credit risk in the sovereign-guaranteed portfolio by sovereign borrower. The Bank expects that each of its sovereign-guaranteed loans will be repaid, consistent with its historical experience. As a policy, the Bank does not reschedule SG loans and has not written off any SG loans. The Bank monitors the credit quality, nature, and extent of its SG exposure to credit risk by country, and considers loans made to the same sovereign borrow share common risk characteristics.

As a multilateral development financing institution, the Bank receives certain preferential treatments, including priority for repayment, as compared with commercial lenders in the event of a sovereign borrower experiencing financial stress. This preferred creditor status is reflected in the Bank’s allowance for credit losses estimation through the PD and the LGD estimates.

PD represents the probability of default over the credit exposures’ contractual period and is based on the long-term foreign currency credit rating assigned to each borrower country by Standard & Poor’s (S&P), adjusted by the probabilities of default to the Bank. These adjustments are estimated considering past sovereign default events, current conditions and reasonable and supportable (R&S) forecasted economic data, which may affect a country’s ability to service its obligations to the Bank. Macroeconomic factors considered in a three-year R&S forecast period of the estimate include the borrower’s gross domestic product (GDP) growth, current account balance as a percentage of GDP, and changes in reserves. For periods beyond which the Bank can make R&S forecasts of expected credit losses, the Bank reverts to historical loss information on a straight-line basis over a two-year period.

In addition to the probability of default, the Bank also has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in the level of loss from its historical nonaccrual events. All its past sovereign default events were resolved with the Bank receiving payments from the borrower covering the full amount of all contractual principal and interest. Therefore, any historical loss associated with these events is limited to interest on interest, as the Bank does not charge interest on overdue interest payments during the arrears period. The Bank maintains this expectation to collect in full all contractually due principal and interest amounts in any on-going and future potential sovereign defaults. As a result, LGD represents the estimated loss from the expected delay in debt service payments.

SG loans in nonaccrual status exhibit credit deterioration and do not share the risk characteristics with other performing loans in the portfolio. These loans are individually assessed at the borrower level. The allowance for these loans is calculated based on a discounted cash flow method. This method estimates the allowance for credit loss as the difference between the amortized cost of the loan and the present

Condensed Quarterly Financial Statements	29

value of the cash flows expected to be collected, discounted at the loan’s contractual effective interest rate. Expected cash flows are developed with assumptions that reflect Management’s best estimates given the specific facts and circumstances of the individual nonaccrual event.

The credit quality of the SG loan portfolio for purposes of estimating the allowance for credit losses is based on the long-term foreign currency credit rating assigned to each borrower country by S&P. The credit quality of the SG loan portfolio by year of origination as of March 31, 2023 and December 31, 2022 was as follows (in millions):

	Credit	Year of origination(1)						March 31,	December 31,

Country	Rating	2023	2022	2021	2020	2019	Prior	2023	2022

Argentina	CCC-	$-	$1,403	$364	$1,663	$663	$11,315	$15,408	$15,548

Bahamas	B+	-	-	165	241	88	241	735	725

Barbados	B-	100	-	121	217	-	292	730	629

Belize	B-	-	-	7	18	16	115	156	157

Bolivia	B	-	4	-	450	200	3,352	4,006	4,012

Brazil	BB-	-	19	235	2,001	452	12,336	15,043	15,185

Chile	A	-	294	614	355	100	916	2,279	2,290

Colombia	BB+	-	500	1,171	1,267	922	7,224	11,084	11,150

Costa Rica	B+	-	-	500	256	420	1,297	2,473	2,454

Dominican Republic	BB	-	-	308	502	681	2,656	4,147	3,971

Ecuador	B-	-	650	1,000	715	994	4,146	7,505	7,541

El Salvador	CCC+	-	17	233	290	200	1,584	2,324	2,310

Guatemala	BB-	-	-	-	299	-	1,603	1,902	1,913

Guyana	B-	-	130	61	22	13	557	783	787

Haiti	B-	-	-	-	-	-	-	-	-

Honduras	BB-	-	195	149	249	153	2,312	3,058	3,068

Jamaica	B+	-	100	75	105	9	1,377	1,666	1,692

Mexico	BBB	-	190	700	688	1,274	12,486	15,338	15,417

Nicaragua	B	-	2	-	75	-	2,234	2,311	2,316

Panama	BBB	-	150	467	760	305	2,618	4,300	4,357

Paraguay	BB	-	495	29	310	316	1,915	3,065	3,071

Peru	BBB	-	2	1,508	78	175	1,449	3,212	3,158

Suriname	SD	-	206	-	6	2	441	655	656

Trinidad and Tobago	BBB-	-	-	20	113	-	587	720	732

Uruguay	BBB	5	7	487	344	181	2,357	3,381	3,370

Venezuela(2)	SD	-	-	-	-	-	2,011	2,011	2,011

Total		$105	$4,364	$8,214	$11,024	$7,164	$77,421	$108,292	$108,520

(1)	Amounts exclude accrued interest.
(2)	The loans to Venezuela have been placed in nonaccrual status since May 2018.

The country credit ratings presented above are as of March 31, 2023.

Non-sovereign-guaranteed Loans

The Bank does not benefit from sovereign guarantees when lending to NSG borrowers. Risk and expected performance for these loans are evaluated by scoring the individual risk factors separately for the borrower and the transaction through credit risk scorecards developed based on S&P models.

The Bank’s NSG portfolio is comprised of three main lending segments for the evaluation of credit risk: (i) corporate loans, (ii) loans to financial institutions, and (iii) project finance loans.

The major credit risk factors considered in the rating scorecards for corporate loans are country and industry risks, business and market risks, an assessment of the borrower’s management, and a qualitative and quantitative assessment of financial risks. Extraordinary support from shareholders or from the government may be considered if applicable.

The major credit risk evaluation for loans to financial institutions considers country and industry risks, which act as an anchor for the risk assessment. These risks include regulatory, competition, government support and macro-economic factors. Additionally, the rating scorecard assesses institution-specific

30	Condensed Quarterly Financial Statements

factors such as capital adequacy, funding and liquidity, earnings, business position, quality of management, and potential government or shareholder support. The sovereign rating may also act as a ceiling of the final borrower rating at certain rating levels, in view of the close link between the country’s creditworthiness and that of the country’s financial institutions.

The major factors considered in the scorecards for a project finance loan are mainly grouped into the following categories: political risks, commercial or project risks, and financial risks. Political risks can be defined as the risks to a project’s financing emanating from governmental sources, either from a legal or regulatory perspective. Commercial or project risks are the operational risks associated with construction or completion of a project and its economic or financial viability. Financial risks consider the project’s exposures to cash flow generation, interest rate, foreign currency volatility and inflation.

For the NSG portfolio, the expected credit losses methodology takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact to the allowance on credit losses in the term structure PDs and LGDs. To determine the Point in Time (PIT) term structure of PDs, the Bank uses Moody’s Impairment Studio models to convert borrower risk ratings to PIT PDs that vary by industry, country, and the state of the credit cycle. For LGD, the Bank employs a decision-tree scorecard model developed by S&P to capture exposure specific information such as seniority, collateral, industry, guarantees and jurisdiction at the facility-level that may not be shared across different exposures of the same borrower. The macroeconomic forecasts in the model include various scenarios. The macroeconomic variables considered in these scenarios depend on the country of the exposure and generally include the gross domestic product, equity indices, and oil prices. Management currently considers the R&S period to be three years. For each scenario, a lifetime loss rate for each loan is calculated by the appropriate PD and LGD for every quarter for the remaining life of the asset. The results are then multiplied against the EAD. If multiple scenarios are considered, then results are weighted based on Management’s judgment. After the R&S period, the model reverts to historical PDs for similarly rated credits and long-term LGDs from S&P on a straight-line basis over a two-year period.

For developmental assets that do not share common risk characteristics with the rest of the portfolio, including assets in nonaccrual status, the determination of the allowance for credit losses is individually assessed and reflects Management’s best judgment of the creditworthiness of the borrower and is established based upon the periodic review of the loans. This estimate considers all available evidence including, as appropriate, the present value of the expected future cash flows discounted at the asset’s contractual effective rate, the fair value of collateral less disposal costs, and other market data.

Partial or full write-offs of NSG developmental assets are recorded when a loss has been realized through either a legal agreement or final bankruptcy settlement, or when the Bank has determined with a reasonable degree of certainty that the relevant amount will not be collected by reducing the developmental asset balance and related allowance for credit losses. Such reductions in the allowance are partially offset by recoveries, if any, associated with previously written off developmental assets.

Condensed Quarterly Financial Statements	31

The credit quality of the NSG loan portfolio by year of origination, including loans to other development institutions, as represented by the internal credit risk classification as of March 31, 2023 and December 31, 2022, was as follows (in millions):

	Year of origination(2)								March 31,	December 31,

Internal Credit Risk Classification(1)	2023	2022	2021	2020	2019	Prior	Revolving loans	Revolving loans converted to term loans	2023	2022

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	144	-	-	144	144

bbb+ to bbb-	-	50	-	-	-	10	-	-	60	65

bb+ to bb-	-	134	81	436	40	36	-	5	732	687

b+ to b-	-	-	-	54	95	73	-	-	222	228

ccc+ to d	-	-	-	-	-	173	-	-	173	182

Subtotal	-	184	81	490	135	436	-	5	1,331	1,306

Financial

Institutions

aa+ to aa-	-	-	-	22	-	181	-	-	203	198

a+ to a-	-	18	-	-	-	98	-	-	116	118

bbb+ to bbb-	-	10	-	-	38	-	-	-	48	12

bb+ to bb-	15	407	128	12	89	173	-	-	824	876

b+ to b-	-	102	-	19	20	35	-	-	176	245

ccc+ to d	-	22	-	23	-	10	-	54	109	117

Subtotal	15	559	128	76	147	497	-	54	1,476	1,566

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	77	-	-	77	77

bb+ to bb-	-	12	21	9	185	232	-	-	459	430

b+ to b-	-	81	27	146	7	299	-	-	560	481

ccc+ to d	-	-	26	-	20	270	-	-	316	317

Subtotal	-	93	74	155	212	878	-	-	1,412	1,305

Total	$15	$836	$283	$721	$494	$1,811	$-	$59	$4,219	$4,177

(1)

NSG portfolio ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.

For the quarter ended March 31, 2023, the Bank wrote off NSG loans that were originated in 2011 and 2019 that amounted to $4 million and $1 million, respectively.

Debt Securities

The Bank monitors the credit quality of its investment in debt securities from corporates, financial institutions, and project finance, utilizing the same methodology as it does for its NSG loans. Expected credit losses for debt securities are also estimated as a function of the EAD, PD and LGD using the internal credit risk classification system.

32	Condensed Quarterly Financial Statements

The credit quality of the developmental held to maturity debt securities reported at amortized cost by year of origination, as represented by the internal credit risk classification as of March 31, 2023 and December 31, 2022, was as follows (in millions):

	Year of origination(2)						March 31,	December 31,

Internal Credit Risk Classification(1)	2023	2022	2021	2020	2019	Prior	2023	2022

Corporates

aa+ to aa-	$-	$-	$-	$-	$-	$-	$-	$-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	-	11	-	-	-	11	10

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	-	11	-	-		11	10

Financial

Institutions

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	50	74	16	221	70	-	431	368

b+ to b-	-	-	33	3	15	-	51	51

ccc+ to d	-	-	-	-	-	5	5	4

Subtotal	50	74	49	224	85	5	487	423

Project

Finance

aa+ to aa-	-	-	-	-	-	-	-	-

a+ to a-	-	-	-	-	-	-	-	-

bbb+ to bbb-	-	-	-	-	-	-	-	-

bb+ to bb-	-	132	-	-	-	-	132	122

b+ to b-	-	-	-	-	-	-	-	-

ccc+ to d	-	-	-	-	-	-	-	-

Subtotal	-	132	-	-	-	-	132	122

Total	$50	$206	$60	$224	$85	$5	$630	$555

(1)

The ratings are represented by the Bank’s internal credit risk classification which maps to S&P’s rating scale on a one to one basis, and is aligned with the likelihood of loss represented by the corresponding S&P ratings.

(2)	Amounts exclude accrued interest.

The internal credit risk classifications for NSG loan portfolio and debt securities are as of March 31, 2023.

There were no gross write-offs for debt securities during the quarter ended March 31, 2023.

PAST DUE, NONACCRUAL AND INDIVIDUALLY ASSESSED LOANS

Interest on loans is recognized on the accrual basis. The Bank considers a loan to be past due when the scheduled principal or interest payments have not been received on the date they are contractually due. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loans are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. On the date a member’s loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent and in the period that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member’s loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

Condensed Quarterly Financial Statements	33

For NSG loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when principal, interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Any uncollected interest accrued on loan placed in nonaccrual status is reversed out of income. Interest income is recorded thereafter on a cash basis until loan service is current and Management’s doubts about future collectability cease to exist. If the collectability risk is considered to be particularly high at the time of arrears clearance, the borrower’s loans may not emerge from nonaccrual status.

Sovereign-guaranteed Loans

As of March 31, 2023, sovereign-guaranteed loans made to or guaranteed by Venezuela have been in arrears for over 180 days, for an aggregate principal amount of $882 million. The entire outstanding loan balance made to or guaranteed by Venezuela of $2,011 million (unchanged since 2018) has been placed in nonaccrual status since May 2018. An individual assessment was performed to estimate expected credit losses for this exposure.

As a result of the assessment, an allowance for individually assessed loans of $396 million is included in the allowance for credit losses as of March 31, 2023 and December 31, 2022. This represents the estimated loss from the expected delay in debt service payments. The Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of delay, when the balances in arrears are restored to accrual basis.

The assessment and estimation of expected credit losses is inherently judgmental and reflects Management’s best estimate based upon the information currently available. Since the situation in Venezuela continues to evolve, Management will monitor its credit exposure periodically and reassess significant assumptions, such as the length of the arrears period, accordingly. A summary of financial information related to nonaccrual loans to Venezuela affecting the results of operations for the three months ended March 31, 2023 and 2022 was as follows (in millions):

	Three months ended March 31,

	2023	2022

Loans in nonaccrual status as of the beginning of the period	$2,011	$2,011

Loans in nonaccrual status as of the end of the period	2,011	2,011

Interest income recognized on cash basis for loans in nonaccrual status	-	-

Loans past due for more than 90 days not in nonaccrual status (1)	-	-

(1)

The Bank’s policy is to place sovereign-guaranteed loans in nonaccrual status if principal, interest, or other charges with respect to any such loan are overdue by more than 180 days, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future.

There were no other sovereign-guaranteed loans over 180 days or more past due or in nonaccrual status as of March 31, 2023 and 2022.

34	Condensed Quarterly Financial Statements

The aging analysis of loans in the SG portfolio as of March 31, 2023 was as follows (in millions):

	Not greater than 90 days	91 - 180 days	Greater than 180 days	Total past due	Current		Total

Argentina	$-	$-	$-	$-	$15,408		$15,408

Bahamas	-	-	-	-	735		735

Barbados	-	-	-	-	730		730

Belize	-	-	-	-	156		156

Bolivia	-	-	-	-	4,006		4,006

Brazil	-	-	-	-	15,043		15,043

Chile	-	-	-	-	2,279		2,279

Colombia	-	-	-	-	11,084		11,084

Costa Rica	-	-	-	-	2,473		2,473

Dominican Republic	-	-	-	-	4,147		4,147

Ecuador	-	-	-	-	7,505		7,505

El Salvador	-	-	-	-	2,324		2,324

Guatemala	-	-	-	-	1,902		1,902

Guyana	-	-	-	-	783		783

Haiti	-	-	-	-	-		-

Honduras	-	-	-	-	3,058		3,058

Jamaica	-	-	-	-	1,666		1,666

Mexico	-	-	-	-	15,338		15,338

Nicaragua	-	-	-	-	2,311		2,311

Panama	-	-	-	-	4,300		4,300

Paraguay	-	-	-	-	3,065		3,065

Peru	-	-	-	-	3,212		3,212

Suriname	-	-	-	-	655		655

Trinidad and Tobago	-	-	-	-	720		720

Uruguay	-	-	-	-	3,381		3,381

Venezuela	4	79	882	965	1,046	(1)	2,011

Total	$4	$79	$882	$965	$107,327		$108,292

(1)	Represents the principal amount not yet contractually due as of March 31, 2023. Contractual interest is greater than 180 days past due on all $2,011 million of loans presented.

Non-sovereign-guaranteed Loans

As of March 31, 2023, NSG loans 90 or more days past due amounted to $80 million (December 31, 2022 - $90 million). NSG loans with outstanding balances of $155 million as of March 31, 2023 were in nonaccrual status (December 31, 2022 - $163 million), including $25 million whose maturity was accelerated (December 31, 2022 - $38 million). These loans were individually assessed to estimate expected credit losses and have a total allowance for credit losses of $108 million (December 31, 2022 - $109 million).

The aging analysis of loans in the NSG portfolio as of March 31, 2023 was as follows (in millions):

	Not greater than 30 days	31 - 60 days	61 - 90 days	Greater than 90 days	Total past due	Current	Total

Corporates	$-	$-	$-	$3	$3	$1,328	$1,331

Financial Institutions	-	-	-	72	72	1,404	1,476

Project Finance	-	-	-	5	5	1,407	1,412

Total	$-	$-	$-	$80	$80	$4,139	$4,219

Condensed Quarterly Financial Statements	35

A summary of financial information related to NSG loans in nonaccrual status affecting the results of operations for the three months ended March 31, 2023 and 2022 was as follows (in millions):

	Three months ended March 31,

	2023	2022

Loans in nonaccrual status as of the beginning of the period

Corporates	$7	$7

Financial Institutions	78	69

Project Finance	78	263

Total	$163	$339

Loans in nonaccrual status as of the end of the period

Corporates	$3	$7

Financial Institutions	73	95

Project Finance	79	114

Total	$155	$216

Interest income recognized on cash basis for loans in nonaccrual status

Corporates	$-	$-

Financial Institutions	-	-

Project Finance	-	-

Total	$-	$-

Loans past due for more than 90 days not in nonaccrual status

Corporates	$-	$-

Financial Institutions	-	-

Project Finance	-	-

Total	$-	$-

Debt securities

Consistent with its policy for NSG loans, it is the general policy of the Bank to place debt securities in nonaccrual status when interest or other charges are past due by more than 90 days, or earlier when Management has doubts about their future collectability. Income for nonaccrual debt securities is recorded thereafter on a cash basis until loan service or debt security is current and Management’s doubts about future collectability cease to exist.

There were no debt securities past due or in nonaccrual status as of March 31, 2023 and 2022.

ALLOWANCE FOR DEVELOPMENTAL ASSETS CREDIT LOSSES

Sovereign-guaranteed Loans and Guarantees

Expected credit losses for SG loans are estimated upon the initial recognition of such assets and over the assets’ contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. Expected credit losses are evaluated at the aggregated borrower level as the Bank considers loans to the same sovereign borrower share common risk characteristics. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. However, in the past the Bank has experienced delays in the receipt of debt service payments, sometimes for more than six months upon which time all loans made to, or guaranteed by, the sovereign borrowers are placed in nonaccrual status. Since the Bank does not charge interest on missed interest payments for these loans, such delay in debt service payments is viewed as a potential credit loss as the timing of the cash flows may not be met in accordance with the terms of the loan contract. SG loans in nonaccrual status are evaluated on an individual basis at the aggregated borrower level given these loans do not share the same risk characteristics as the Bank’s performing SG loans.

36	Condensed Quarterly Financial Statements

The changes in the allowance for expected credit losses related to the SG loan and guarantee portfolio for the periods ended March 31, 2023, and December 31, 2022 were as follows (in millions):

Collective allowance for loans outstanding	2023	2022

Balance, beginning of year	$49	$10

Provision for expected credit losses	8	39

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$57	$49

Collective allowance for loan commitments and guarantees	2023	2022

Balance, beginning of year	$11	$3

Provision for expected credit losses	1	8

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$12	$11

Individually assessed loans	2023	2022

Balance, beginning of year	$396	$77

Provision for expected credit losses	-	319

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$396	$396

(1)	Includes the allowance for guarantees of $5 million for the period ended March 31, 2023 (December 31, 2022 - $4 million).

Summary of accrued interest receivable on SG loans outstanding and accrued interest receivables reversed in the SG portfolio was as follows (in millions):

SG loans	March 31, 2023	December 31, 2022
Accrued interest receivable on SG loans outstanding(1) as of	$1,249	$1,004

Accrued interest receivable reversed, for the periods ended	-	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables for performing SG loans in any of the reporting periods.

Non-sovereign-guaranteed Loans and Guarantees

For NSG loans and guarantees, a collective loss allowance is determined based on the Bank’s credit risk classification system that maps transactions on a one-to-one basis to the S&P foreign currency credit rating with a point in time term structure. The expected credit loss calculation also incorporates forward looking conditioning, which takes into consideration current market conditions, macroeconomic forecasts, and their corresponding impact on the likelihood of default and the severity of loss given a default. The macroeconomic forecasts in the expected credit losses model include various scenarios, where each scenario represents a different state of the economy in the reasonable and supportable period. For each scenario, a lifetime loss rate for each instrument is calculated using the appropriate PD and LGD for the remaining life of the instrument every quarter. The Bank individually assesses allowance on NSG loans that do not share common risk characteristics with the rest of the portfolio, including loans in nonaccrual status.

Condensed Quarterly Financial Statements	37

The changes in the allowance for expected credit losses related to NSG loan and guarantee portfolio for the periods ended March 31, 2023, and December 31, 2022 were as follows (in millions):

Collective allowance for loans outstanding	2023	2022

Balance, beginning of year	$209	$186

Provision (Credit) for expected credit losses	(1)	23

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$208	$209

Collective allowance for loan commitments and guarantees	2023	2022

Balance, beginning of year	$51	$35

Provision (Credit)for expected credit losses	(6)	16

Write-offs	-	-

Recoveries	-	-

Balance, end of year (1)	$45	$51

Individually assessed loans	2023	2022

Balance, beginning of year	$109	$160

Provision (Credit) for expected credit losses	4	(1)

Write-offs	(5)	(50)

Recoveries	-	-

Balance, end of year	$108	$109

(1)	Includes the allowance for guarantees of $6 million for the period ended March 31, 2023 (December 31, 2022 - $8 million).

Summary of accrued interest receivable on NSG loans outstanding and accrued interest receivables reversed in the NSG portfolio was as follows (in millions):

NSG loans	March 31, 2023	December 31, 2022

Accrued interest receivable on NSG loans outstanding (1) as of	$77	$36

Accrued interest receivable reversed (2) for the periods ended	-	-

(1)	No allowance for expected credit losses was recognized on the accrued interest receivables in any of the reporting periods.
(2)	Of the total interest income reversed, none was written-off as uncollectible in any of the reporting periods.

Debt securities

The changes in the total allowance for expected credit losses related to the debt security portfolio for the periods ended March 31, 2023 and December 31, 2022 were as follows (in millions):

	2023	2022

Balance, beginning of year	$38	$16

Provision (credit) for expected credit losses	(6)	22

Write-offs	-	-

Recoveries	-	-

Balance, end of year	$32	$38

Accrued interest receivable on debt securities outstanding amounted to $3 million as of March 31, 2023 (December 31, 2022 - $9 million). No accrued interest receivable was reversed or written-off in any of the reporting periods.

NOTE G – FAIR VALUE OPTION

The Bank has elected the fair value option under GAAP for most of its medium- and long-term borrowings, to mitigate the income volatility resulting from recording interest rate swaps used for economic hedging at fair value, while otherwise recognizing remaining borrowings at amortized cost. From time to time, the Bank may elect the fair value option for Developmental assets - debt securities, which the Bank does not intend to hold to maturity. Individual borrowings and debt securities are

38	Condensed Quarterly Financial Statements

elected for fair value reporting on an instrument-by-instrument basis and the election is made upon their initial recognition and may not be revoked once an election is made. The Bank takes into consideration all of its non-trading financial instruments (i.e., borrowings, developmental assets and derivatives) in determining its fair value option elections to mitigate the income volatility.

The changes in fair value for borrowings and developmental assets elected under the fair value option have been recorded in the Condensed Statement of Income and Retained Earnings for the three months ended March 31, 2023 and 2022, as follows (in millions):

Condensed Statement of Income and	Three months ended March 31,

Retained Earnings location:	2023	2022

Borrowing expenses, after swaps	$(370)	$(347)

Other interest income	2	1

Net fair value adjustments on non-trading portfolios and foreign currency transactions	(1,346)	2,935

Total changes in fair value included in Net income (loss)	$(1,714)	$2,589

Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk are reported in the Condensed Statement of Comprehensive Income (Loss). These adjustments are determined by comparing each borrowing’s fair value adjustments with and without consideration to changes in the Bank’s credit spread as of each reporting date. The amount of the change of fair value that is attributable to changes in instrument-specific credit risk, during the three months ended March 31, 2023 and cumulatively, amounted to a loss of $108 million and $159 million, respectively (2022 – gain of $133 million and a loss of $251 million, respectively).

The changes in fair value of borrowings attributable to changes in instrument-specific credit risk reclassified from Other comprehensive income (loss) to Net fair value adjustments on non-trading portfolios and foreign currency transactions, in the Condensed Statement of Income and Retained Earnings, amounted to a loss of $4 million for the period ended March 31, 2023 (2022 – loss of $0.4 million).

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of March 31, 2023 and December 31, 2022, was as follows (in millions):

	March 31, 2023	December 31, 2022

Fair value	$78,509 (1)	$78,870 (1)

Unpaid principal outstanding	82,702	84,190

Fair value over unpaid principal outstanding	$(4,193)	$(5,320)

(1)	Includes accrued interest of $341 million at March 31, 2023 (December 31, 2022 - $511 million).

For Developmental assets - debt securities elected under the fair value option, the difference between the fair value amount and the unpaid principal outstanding measured at fair value as of March 31, 2023 and December 31, 2022, was as follows (in millions):

	March 31, 2023	December 31, 2022

Fair value	$146 (1)	$148 (1)

Unpaid principal outstanding	142	142

Fair value over unpaid principal outstanding	$4	$6

(1)	No accrued interest at March 31, 2023 (December 31, 2022 – $2 million).

Condensed Quarterly Financial Statements	39

NOTE H – REPURCHASE AND RESALE AGREEMENTS

In a repurchase, or repo, agreement, the Bank transfers securities to a repo counterparty in exchange for cash and concurrently agrees to repurchase those securities at a future date for an amount equal to the cash exchanged plus a stipulated interest factor. In a resale, or reverse repo agreement, the Bank buys securities with an agreement to resell them to the counterparty at a stated price plus interest at a specified date. The Bank enters into short-term repurchase and resale agreements as money market instruments for the Bank’s liquid asset investment portfolio and for the management of liquidity in general.

All repurchase and resale transactions are executed with approved eligible counterparties under enforceable global master repurchase agreements and are subject to enforceable master netting agreements. All contracts have a maximum maturity of three months. The Bank receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements to custody accounts at an approved third-party custodian. The securities purchased or sold in resale and repurchase agreements are limited to U.S. Treasury securities with maturities of up to 5.5 years. In the case of resale agreements, the Bank receives collateral in the form of liquid securities. As of March 31, 2023, securities received as collateral from resale agreements were not further leveraged.

Repurchase and resale agreements expose the Bank primarily to credit risk that arises if a counterparty is unable to meet its obligations under the agreements. Other risks include refinancing, reinvestment, and operational risks. Such risks are managed through a comprehensive risk management framework to ensure global exposures are within acceptable parameters, including counterparty and maturity limits, and the appropriate size and type of acceptable collateral. Furthermore, the value of collateral pledged is monitored daily against acceptable thresholds and levels are adjusted when appropriate.

The Bank has made the accounting policy election to present all repurchase and resale agreements on a gross basis on its balance sheet. The interest earned with respect to securities purchased under resale agreements is included in Investments– Interest income on the Condensed Statement of Income and Retained Earnings. The interest expense pertaining to the securities sold under repurchase agreements is included in the Borrowings expenses line in the Condensed Statement of Income and Retained Earnings. Cash flows from the repurchase agreements are included in the Short-term borrowings, net in the Condensed Statement of Cash Flows.

As of March 31, 2023, the gross carrying amount of U.S. Treasury securities pledged in the repurchase agreements amounted to $98 million (2022 – none). The remaining contractual maturity of the repurchase agreements as of March 31, 2023 is less than 30 days. The related repurchase liabilities as of March 31, 2023 were $98 million (2022 – none). There were no open positions for resale agreements in 2023 and 2022.

NOTE I – DERIVATIVES

Risk management strategy and use of derivatives

The Bank’s financial risk management strategy consists primarily of designing, implementing, and monitoring the Bank’s interrelated set of financial policies and guidelines. To optimize its funding and lending activities, in fulfillment of its development mandate, the Bank utilizes financial instruments that are sensitive to market movements, primarily changes in interest and exchange rates. The Bank controls these risks through its integrated asset and liability management framework by which it defines the currency composition, maturity profile, and interest rate sensitivity of the portfolio of assets and liabilities.

The Bank uses derivatives for the following purposes: First, to economically hedge the interest rate and currency exposure in its investment and borrowings portfolio. Second, the Bank mitigates the interest rate risk in its fixed-rate, fixed-base cost rate and local currency loans by economically hedging the interest rate exposure, primarily through use of interest rate swaps. In addition, the Bank supports its

40	Condensed Quarterly Financial Statements

borrowers’ ability to manage exposures to commodity price volatility by offering derivative instruments, such as commodity options embedded in FFF loan agreements. The Bank simultaneously purchases an option with the same terms from a market counterparty to offset the risk exposure. Finally, the Bank utilizes derivatives to manage the repricing and maturity profile of its equity-funded assets in accordance with the Board-approved Asset Liability Management Policy.

The derivative instruments are used primarily for economic hedging purposes and are not designated as hedging instruments for accounting purposes.

Accounting for derivatives

Derivatives are recognized on the Condensed Balance Sheet at their fair value by netting derivative asset and liability positions and the related cash collateral received by counterparty, when a legally enforceable master netting agreement exists, including the related accrued interest. Depending on the nature (receivable or payable) of their net fair value, derivatives are classified as either assets or liabilities, and are presented net by counterparty. No derivatives are designated as hedging instruments for accounting purposes.

The Bank occasionally issues borrowings that contain embedded derivatives. The hybrid borrowing instruments are carried at fair value under the elected fair value option.

Certain FFF loans may also contain risk management options that are embedded in the loan contract. When certain derivative instruments are not deemed clearly and closely related to the host contract, such as the commodity options embedded in loans, they are bifurcated from the host contract, and recorded at fair value as Derivative assets, net or Derivative liabilities, net in the Condensed Balance Sheet.

The Bank refers to the periodic cash payment or cash receipt to/from the counterparty pursuant to the provisions of the swap contract as the “interest component”. The interest component for swaps related to the economic hedging of the Bank’s investment securities is presented in Income from Investments-Interest in the Condensed Statement of Income and Retained Earnings. The change in fair value of the investment securities and related derivatives are presented in Income from Investments-Net gains (losses). The interest component for interest rate swaps on loans is included in Income from loans. The interest component for swaps related to the economic hedging of the Bank’s borrowings and equity-funded assets are recorded in Borrowing expenses and Other interest income, respectively. Changes in the fair value of interest rate and foreign currency swaps, as well as for the commodity options, are reported in Net fair value adjustments on non-trading portfolios and foreign currency transactions. Realized gains and losses on non-trading derivatives are reclassified from Net fair value adjustments on non-trading portfolios and foreign currency transactions to Income from loans, after swaps, Borrowing expenses, after swaps, and Other interest income, respectively, upon termination of a swap or option.

Condensed Quarterly Financial Statements	41

Financial statements presentation

The Bank’s derivative instruments as of March 31, 2023 and December 31, 2022, their related gains and losses and their impact on cash flows for the three months ended March 31, 2023 and 2022, are presented in the Condensed Balance Sheet, the Condensed Statement of Income and Retained Earnings and the Condensed Statement of Cash Flows, as follows (in millions):

Condensed Balance Sheet

Derivatives not

Designated as Hedging		Assets

Instruments	Balance Sheet Location	2023	2022

Gross amount

Currency swaps	Derivative assets, net	$2,599	$3,010

Interest swaps	Derivative assets, net	2,806	3,308

Futures	Derivative assets, net	3	-

Options	Derivative assets, net	33	49

Net Amounts Offset in the Balance Sheet

Financial Instruments		(5,194)	(6,032)

Cash collateral received		(121)	(187)

Net derivatives amounts presented in the Balance Sheet		126	148

Securities collateral received		(133)	(154)

Net derivative exposure		$(7)	$(6)

Derivatives not
Designated as Hedging		Liabilities

Instruments	Balance Sheet Location	2023	2022

Gross amount

Currency swaps	Derivative liabilities, net	$(3,982)	$(4,567)

Interest swaps	Derivative liabilities, net	(5,384)	(6,342)

Futures	Derivative liabilities, net	-	(1)

Options	Derivative liabilities, net	(33)	(49)

Net Amounts Offset in the Balance Sheet

Financial Instruments		5,194	6,032

Cash collateral pledged		-	-

Net derivatives amounts presented in the Balance Sheet		(4,205)	(4,927)

Securities collateral pledged		-	-

Net derivative exposure (1)		$(4,205)	$(4,927)

Repurchase Agreements

Gross amounts	Securities sold under repurchase agreements	(98)	-

Net Amounts Offset in the Balance Sheet		-	-

Gross amounts not offset in the Balance Sheet:

Financial Instruments		-	-

Collateral Pledged	Investments - trading	98	-

Net exposure		$-	$-

(1)	Represents the aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position.

42	Condensed Quarterly Financial Statements

Condensed Statement of Income and Retained Earnings

		Three months ended

Derivatives not Designated	Location of Gain or (Loss)	March 31,

as Hedging Instruments	from Derivatives	2023	2022

Currency swaps

	Income from Investments:

	Interest	$80	$(14)

	Net gains (losses)	(36)	61

	Income from Loans-Interest, after swaps	91	(32)

	Borrowing expenses-Interest, after swaps	(196)	96

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	(116)	(536)

Interest rate swaps

	Income from Investments:

	Interest	98	(43)

	Net gains (losses)	(166)	355

	Income from Loans-Interest, after swaps	61	(31)

	Borrowing expenses-Interest, after swaps	(507)	200

	Other interest income	(52)	10

	Net fair value adjustments on non-trading portfolios and foreign currency transactions	782	(2,017)

Futures	Income from Investments	1	7

		$40	$(1,944)

Condensed Statement of Cash Flows

	Three months ended

	March 31,

Location of inflows (outflows) from Derivatives	2023	2022

Cash flows from lending and investing activities:

Miscellaneous assets and liabilities, net	$11	$(16)

Cash flows from operating activities:

Loan income collections, after swaps	129	(75)

Cash flows from financing activities:

Medium- and long-term borrowings

Proceeds from issuance	4	(1)

Repayments	(185)	29

Cash flows from operating activities:

Interest and other cost of borrowings, after swaps	(471)	487

Cash flows from operating activities:

Gross purchase of trading investments	(48)	(19)

Gross proceeds from sale or maturity of trading investments	(120)	218

Income from investments	223	29

Cash flows from operating activities:

Other interest income	(24)	18

	$(481)	$670

Condensed Quarterly Financial Statements	43

The following tables provide information on the contract value/notional amounts of derivative instruments as of March 31, 2023 and December 31, 2022 (in millions). Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or receivable leg. Futures and options are shown at the notional amounts of the underlying contracts.

	March 31, 2023

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$112,062	$52,752	$-

Floating index rate	70,454	130,464	-

Futures	-	-	28

Options (1)	-	-	102

(1)	Represents 1,277,000 barrels of crude oil measured at spot price.

	December 31, 2022

	Currency and interest rate swaps		Futures & Options

Derivative type/Rate type	Receivable	Payable	Underlying contract

Currency and interest rate swaps

Fixed	$112,312	$52,040	$-

Floating index rate	70,760	131,828	-

Futures	-	-	78

Options (1)	-	-	141

(1)	Represents 1,640,000 barrels of crude oil measured at spot price.

The Bank enters into swaps and other over-the-counter derivatives, as well as repos, directly with trading counterparties. These derivatives are entered into under trade relationship documents based upon standard forms published by the International Swaps and Derivatives Association (ISDA), in particular an ISDA Master Agreement (the ISDA Agreements).

Close-out netting provisions

The close-out netting provisions of the ISDA Agreements provide for the calculation of a single lump sum amount upon the early termination of transactions following the occurrence of an event of default or termination event. Any lump sum amount calculated following the early termination of transactions payable by the non-defaulting party to the other party may be applied to reduce any amounts that the other party owes the non-defaulting party under other agreements between them. This setoff, if enforceable in the circumstances of a given early termination, effectively reduces the amount payable by the non-defaulting party under the applicable ISDA Agreements.

Terms of collateral agreements

Currently, the Bank is not required to post collateral under its ISDA Agreements. Should the Bank’s credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements that the Bank would need to satisfy in this event. If the Bank was downgraded one notch from the current AAA credit rating, it would be required to post collateral in the amount of $3,477 million at March 31, 2023 ($4,063 million at December 31, 2022).

The performance of the obligations of the Bank’s counterparties may be supported by collateral provided under a credit support annex (CSA). The CSA provides for credit support to collateralize the Bank’s mark-to-market exposure to its counterparties in the form of U.S. Dollars and U.S. Treasury Obligations. In certain cases, the Bank may use, invest, commingle, or re-hypothecate as its own property such collateral subject to only the obligation (i) to return such collateral and (ii) to pass on distributions with respect to any non-cash collateral.

If an event of default has occurred, the Bank may exercise certain rights and remedies with respect to the collateral. These rights include (i) all rights and remedies available to a secured party, (ii) the right to

44	Condensed Quarterly Financial Statements

set off any amounts payable by the counterparty with respect to any obligations against any collateral held by the Bank, and (iii) the right to liquidate any collateral held by the Bank.

The Bank classifies the cash collateral received under Cash flows from financing activities in the Condensed Statement of Cash Flows as this collateral primarily relates to interest rate and foreign currency swaps on borrowings.

NOTE J – FAIR VALUE MEASUREMENTS

The GAAP framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1 -	Unadjusted quoted prices for identical assets or liabilities in active markets;

Level 2 -

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 -	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The Bank’s investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, may include obligations of the United States and certain other sovereign governments. Such instruments are classified within Level 1 of the fair value hierarchy.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing available observable market inputs and discounted cash flows. These methodologies apply to investments in obligations of governments and agencies, obligations of sub-sovereigns and supranationals, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, related financial derivative instruments (primarily currency and interest rate swaps) and options. These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a market approach that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

A small number of investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers’ prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers’ prices via the determination of fair value estimates from internal valuation techniques that use available observable market inputs.

Medium- and long-term borrowings elected under the fair value option, all currency and interest rate swaps and a debt security related to developmental investments under the fair value option are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary, depending on the specific structures of the instruments. These models and techniques require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates, spreads, volatilities and correlations. Significant market inputs are

Condensed Quarterly Financial Statements	45

observable during the full term of these instruments. The Bank also considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments are valued using Management’s best estimates utilizing available information including (i) external price providers, where available, or broker/dealer prices; when less liquidity exists, a quoted price is out of date or prices among brokers/dealers vary significantly, other valuation techniques may be used (i.e., a combination of the market approach and the income approach) and (ii) market yield curves of other instruments, used as a proxy for the instruments’ yield curves, for borrowings and related swaps. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank’s financial assets and liabilities that were accounted for at fair value as of March 31, 2023 and December 31, 2022, by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of March 31, 2023 and December 31, 2022, the investment portfolio includes $4 million of securities classified as Level 3. Except for fair value adjustments, there was no activity associated with Level 3 financial assets and financial liabilities for the three months ended March 31, 2023 or 2022. Also, there were no transfers between levels during the first three months of 2023 or 2022, for securities held at the end of those reporting periods.

Financial assets:

Assets	Fair Value Measurements March 31, 2023 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,037	$1,037	$-	$-

U.S. Government-sponsored enterprises	519	-	519	-

Obligations of non-U.S. governments	5,378	1,138	4,240	-

Obligations of non-U.S. agencies	11,096	-	11,096	-

Obligations of non-U.S. sub-sovereigns	1,703	-	1,703	-

Obligations of supranationals	2,752	-	2,752	-

Bank obligations(2)	8,543	-	8,543	-

Corporate securities	1,042	-	1,042	-

Mortgage-backed securities	-	-	-	-

Asset-backed securities	4	-	-	4

Total Investments - Trading	32,074	2,175	29,895	4

Currency and interest rate swaps (3)	211	-	211	-

Futures	3	3	-	-

Options	33	-	33	-

Developmental assets - debt securities	146	-	146	-

Total	$32,467	$2,178	$30,285	$4

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $121 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

46	Condensed Quarterly Financial Statements

Assets	Fair Value Measurements December 31, 2022 (1)	Level 1	Level 2	Level 3

Investments - Trading:

Obligations of the United States Government	$1,025	$1,025	$-	$-

U.S. Government-sponsored enterprises	512	-	512	-

Obligations of non-U.S. governments	5,316	1,141	4,175	-

Obligations of non-U.S. agencies	10,683	-	10,683	-

Obligations of non-U.S. sub-sovereigns	1,853	-	1,853	-

Obligations of supranationals	2,700	-	2,700	-

Bank obligations(2)	8,441	-	8,441	-

Corporate securities	968	-	968	-

Mortgage-backed securities	2	-	2	-

Asset-backed securities	7	-	2	5

Total Investments - Trading	31,507	2,166	29,336	5

Currency and interest rate swaps (3)	286	-	286	-

Options	49	-	49	-

Developmental assets - debt securities	148	-	148	-

Total	$31,990	$2,166	$29,819	$5

(1)	Represents the fair value of the referred assets, including their accrued interest.
(2)	May include bank notes and bonds, certificates of deposit, commercial paper, and money market deposits.
(3)	Excludes $187 million of cash collateral received that was netted in Derivative assets, net in the Condensed Balance Sheet.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2023 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$78,509	$-	$78,509	$-

Currency and interest rate swaps	4,171	-	4,171	-

Futures	-	-	-	-

Options	34	-	34	-

Total	$82,714	$-	$82,714	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

Liabilities	Fair Value Measurements December 31, 2022 (1)	Level 1	Level 2	Level 3

Borrowings measured at fair value	$78,870	$-	$78,870	$-

Currency and interest rate swaps	4,877	-	4,877	-

Futures	1	1	-	-

Options	49	-	49	-

Total	$83,797	$1	$83,796	$-

(1)	Represents the fair value of the referred liabilities, including their accrued interest.

The Bank accounts for its loans and certain borrowings at amortized cost with their corresponding fair value disclosures included in Note K – Fair Value of Financial Instruments.

NOTE K – FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments, as also discussed in Note J – Fair Value Measurements:

Cash

The carrying amount reported in the Condensed Balance Sheet for cash approximates fair value.

Condensed Quarterly Financial Statements	47

Repurchase and resale agreements

Repurchase and resale agreements are carried at face value, which approximates fair value due to their short-term nature and minimal credit risk.

Investments

Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flow models.

Loans and guarantees

The fair value of the Bank’s loan portfolio is estimated using a discounted cash flow method.

Debt securities

The fair values of debt securities are estimated using a discounted cash flow method.

Swaps

Fair values for interest rate and currency swaps are based on discounted cash flow or pricing models.

Borrowings

The fair values of borrowings are based on discounted cash flow or pricing models.

The following table presents the fair value of the financial instruments, along with the respective carrying amounts, as of March 31, 2023 and December 31, 2022 (in millions):

	March 31, 2023 (1)		December 31, 2022 (1)

	Carrying Value	Fair Value	Carrying Value	Fair Value

Cash	$715	$715	$1,205	$1,205

Investments - Trading (2)	32,074	32,074	31,507	31,507

Developmental Assets

Loans outstanding, net (3), (5)	113,162	111,515	113,066	108,456

Debt securities

Measured at fair value	146	146	148	148

Measured at amortized cost, net (3), (5)	601	618	526	537

Derivative assets, net	126	126	148	148

Other assets (4), (5)	586	450	602	487

Borrowings

Short-term	1,308	1,308	1,021	1,021

Securities sold under repurchase agreements and payable for cash collateral received	98	98	-	-

Medium- and long-term:

Measured at fair value	78,509	78,509	78,870	78,870

Measured at amortized cost (5)	24,843	24,387	23,988	23,267

Derivative liabilities, net	4,205	4,205	4,927	4,927

Other liabilities (4), (5)	586	450	602	487

(1)	Includes accrued interest.
(2)	Includes money market securities that were valued based on the nominal value, which approximates fair value.
(3)	Includes Accrued interest and other charges.
(4)	Amounts are related to EEA guarantees given and the non-contingent liability for the obligation under the SG and NSG guarantees.
(5)

Fair value of Loans, EEA guarantees given, and the non-contingent liability for the obligation under the SG and NSG guarantees are classified within Level 3 of the fair value hierarchy. Debt securities and fair value of Borrowings at amortized cost are classified within Level 2 of the fair value hierarchy.

48	Condensed Quarterly Financial Statements

NOTE L – NET FAIR VALUE ADJUSTMENTS ON NON-TRADING PORTFOLIOS AND FOREIGN CURRENCY TRANSACTIONS

Net fair value adjustments on non-trading portfolios and foreign currency transactions gains and losses for the three months ended on March 31, 2023 and 2022, comprise the following (in millions):

	Three months ended March 31,

	2023	2022

Fair value adjustment gains (losses): (1)

Borrowings	$(1,239)	$2,973

Derivatives:

Interest rate and foreign currency swaps on borrowings	1,218	(3,217)

Interest rate and foreign currency swaps on loans funded through borrowings	(462)	484

Interest rate swaps on loans funded through equity	76	(62)

Fair value adjustment gains (losses)	$(407)	$178

Foreign currency transaction gains (losses):

Borrowings	$(152)	$(86)

Derivatives:

Interest rate and foreign currency swaps on borrowings	75	(79)

Interest rate and foreign currency swaps on loans funded through borrowings	(215)	62

Loans	282	18

Other	46	79

Foreign currency transaction gains (losses)	36	(6)

Total	$(371)	$172

(1)	Amounts include foreign currency transaction gains and losses, as detailed below.

Net fair value adjustments are mainly a result of the different accounting treatment between loans, which are carried at amortized cost, and the Interest rate and foreign currency swaps on loans, which are carried at fair value. Changes in the fair value of the Interest rate and foreign currency swaps on loans are reflected in earnings, while the changes in the fair value of loans are not as they are carried at amortized cost. In contrast, changes in the fair value of borrowings largely offset the changes in interest rate and foreign currency swaps on borrowings, as the majority of borrowings are carried at fair value. Due to a decrease in the medium- and long-term USD interest rates, the Bank had net fair value losses on non-trading portfolios and foreign currency transactions of $371 million for the three months ended March 31, 2023, compared to $172 million gains for the same period in 2022. Unrealized gains or losses in the net fair value adjustments on non-trading portfolios gradually tend to zero as the related financial instruments maturity approaches and their fair values converge with their amortized costs.

The Bank transacts in multiple currencies. However, assets and liabilities, after swaps, are substantially held in United States dollars. The Bank seeks to minimize exchange rate risk by matching the currencies of its liabilities with those of its assets and by maintaining substantially all its equity in United States dollars. Accordingly, exchange rate fluctuations have a minimum impact on earnings.

NOTE M – BOARD OF GOVERNORS APPROVED INCOME TRANSFERS

The IDB Grant Facility (GRF) is currently funded by income transfers from the Bank’s Ordinary Capital to make grants appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects.

Condensed Quarterly Financial Statements	49

Income transfers are recognized as an expense when approved by the Board of Governors and are currently funded in accordance with the GRF funding requirements. The undisbursed portion of approved transfers is presented under Due to IDB Grant Facility on the Condensed Balance Sheet.

Ordinary Capital income transfers to the GRF are subject to the requirements of the Agreement and other applicable financial policies, and they will be considered based on actual disbursements and fund balance of the GRF. In March 2023, the Board of Governors approved income transfers from the Bank to the GRF amounting to $140 million (2022 - $172 million).

NOTE N – CAPITAL STOCK

There were no changes in subscribed capital during the three months ended March 31, 2023 and the year ended December 31, 2022.

NOTE O – RECEIVABLE FROM MEMBERS

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member’s contribution quotas, non-negotiable, non-interest-bearing term notes received in payment of Maintenance of Value (MOV) obligations, and other MOV obligations.

The composition of the net receivable from members as of March 31, 2023 and December 31, 2022, was as follows (in millions):

	March 31, 2023	December 31, 2022

Regional developing members	$701	$702

Canada	52	52

Non-regional members, net	66	66

Total receivable from members	$819	$820

NOTE P – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has three defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and IDB Invest: the Staff Retirement Plan and the Complementary Staff Retirement Plan for international employees of the Bank and IDB Invest, and the Local Retirement Plan for national IDB employees in the country offices. The Bank also provides health care and certain other benefits to retired staff under the Postretirement Benefits Plan (PRBP).

Contributions

All contributions are made in cash during the fourth quarter of the year. As of March 31, 2023, the estimate of contributions expected to be paid to the Plans and the PRBP for the year 2023 is $62 million and $33 million, respectively. Contributions for 2022 were $59 million and $32 million, respectively.

50	Condensed Quarterly Financial Statements

Periodic benefit cost

The following tables summarize the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2023 and 2022 (in millions):

	Pension Benefits

	Three months ended March 31,

	2023	2022

Service cost (1)	$21	$41

Interest cost	57	43

Expected return on plan assets (2)	(82)	(59)

Amortization of net actuarial losses	(5)	18

Net periodic benefit cost (credit)	$(9)	$43

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2023 and 5.00% in 2022.

	Postretirement Benefits

	Three months ended March 31,

	2023	2022

Service cost (1)	$7	$12

Interest cost	22	18

Expected return on plan assets (2)	(36)	(26)

Amortization of:

Prior service credit	(8)	(3)

Net actuarial losses	(1)	3

Net periodic benefit cost (credit)	$(16)	$4

(1)	Included in Administrative expenses.
(2)	The expected return of plan assets is 6.50% in 2023 and 5.00% in 2022.

NOTE Q – VARIABLE INTEREST ENTITIES

The Bank has identified loans and guarantees to Variable Interest Entities (VIEs) in which it is not the primary beneficiary, but in which it is deemed to hold significant variable interest at March 31, 2023. The majority of these VIEs do not involve securitizations or other types of structured financing. These VIEs are mainly: (i) special purpose vehicles or investment funds, where the sponsor, the general partner or fund manager does not have substantive equity at risk; (ii) operating entities where the total equity investment is considered insufficient to permit such entity to finance its activities without additional subordinated financial support; and (iii) entities where the operating activities are so narrowly defined by contracts (e.g. concession contracts) that equity investors are considered to lack decision making ability.

The Bank’s involvement with these VIEs is limited to loans and guarantees, which are reflected as such in the Bank’s financial statements. Based on the most recent available data from these VIEs, the size of the VIEs measured by total assets in which the Bank is deemed to hold significant variable interests totaled $69 million at March 31, 2023 (December 31, 2022 - $145 million). The Bank’s total loans outstanding to these VIEs was $13 million (December 31, 2022 - $12 million). No guarantees were outstanding to these VIEs at March 31, 2023 and December 31, 2022. There were no undisbursed amounts related to such loans and guarantees, which combined with outstanding amounts results in a total maximum Bank exposure of $13 million at March 31, 2023 (December 31, 2022 - $12 million).

Condensed Quarterly Financial Statements	51

The Bank is considered the primary beneficiary of certain entities and has made loans amounting to approximately $51 million at March 31, 2023 and December 31, 2022. The Bank’s involvement with these VIEs is limited to such loans, which are reflected as such in the Bank’s financial statements. Based on the most recent available data, the size of these VIEs measured by total assets amounted to approximately $51 million at March 31, 2023 and December 31, 2022, which is considered immaterial, thus not consolidated with the Bank’s financial statements.

NOTE R – RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES

A reconciliation of Net income to Net cash provided by (used in) operating activities, as shown on the Condensed Statement of Cash Flows, is as follows (in millions):

		Three months ended March 31,

		2023	2022

Net income (loss)	$	(98)	$150

Difference between amounts accrued and amounts paid or collected for:

Loan income		(303)	(72)

Income from investments		(153)	(35)

Other interest income		10	(2)

Other income		1	1

Interest and other costs of borrowings, after swaps		49	(4)

Administrative expenses, including depreciation		(6)	26

Special programs		(15)	(10)

Transfers to the IDB Grant Facility		118	155

Net fair value adjustments on non-trading portfolios and foreign currency transactions		371	(172)

Net (increase) decrease in trading investments		(147)	2,084

Net unrealized (gains) losses on trading investments		16	63

Other components of net pension benefit costs		(53)	(6)

Provision (credit) for developmental assets credit losses		-	7

Net cash provided by (used in) operating activities	$	(210)	$2,185

Supplemental disclosure of noncash activities

Increase (decrease) resulting from exchange rate fluctuations:

Trading investments	$	20	$44

Loans outstanding		65	78

Debt securities		26	46

Borrowings		78	164

Receivable from members, net		(1)	1

NOTE S – SEGMENT REPORTING AND CONCENTRATIONS

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries.

52	Condensed Quarterly Financial Statements

For the three months ended March 31, 2023 and 2022, loans made to or guaranteed by countries that individually generated in excess of 10% of loan income, before swaps, as follows (in millions):

	Three months ended March 31,

	2023	2022

Argentina	$202	$82

Brazil	238	73

Colombia	-	79

Mexico	-	81

NOTE T – CONTINGENCIES

In the normal course of its business, the Bank is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on its financial position, results of operations or cash flows.

The Russian war on Ukraine and high and persistent inflation increases in the region are additional sources of concern on the social and economic development of IDB’s borrowing member countries. Such uncertainties may impact the fair value of the Bank’s investments and the credit worthiness of the Bank’s borrowers. The Bank has capital buffers in place to absorb additional stress and credit rating downgrades.

NOTE U – RELATED PARTY TRANSACTIONS

In 2016, the transfer of operational and administrative functions and non-financial resources associated with NSG activities from the Bank to the Inter-American Investment Corporation (IDB Invest) became effective. During the seven-year period ending on December 31, 2022, NSG activities were originated by IDB Invest and co-financed by the Bank and IDB Invest until December 31, 2022. The Bank no longer approves NSG developmental related assets and IDB Invest continues to manage and monitor the Bank’s legacy NSG portfolio. For co-financed NSG loans, the Bank and IDB Invest maintain separate legal and economic interests in their respective shares of the loan principal balance, interest, and other elements of the lending arrangement. IDB Invest also executes, services, and monitors the Bank’s NSG loans portfolio.

As part of such reorganization, IDB Invests’ capitalization plan includes additional capital to be contributed by IDB Invest shareholders as well as capital contributions to be funded through income distributions by IDB on behalf of its shareholders. These income transfers are intended to be achieved during the period 2018-2025 and for an amount not exceeding $725 million. These transfers are conditional upon annual Board of Governors’ approval, which shall take into account the continued maintenance of the Bank’s Triple-A long-term foreign currency credit rating, the Capital Adequacy Policy (CAP), the preservation of the sovereign-guaranteed lending envelope consistent with IDB-9, and the construction of the buffers in accordance with the CAP, as well as other applicable financial policies of the Bank. In March 2023, the Board of Governors approved a $72 million (2022- $150 million) distribution, to the shareholders of the Bank for a concurrent capital contribution to IDB Invest on their behalf. This transfer is in lieu of a distribution to the shareholders of both entities and therefore is recognized as a dividend in the Condensed Statement of Income and Retained Earnings.

Also, pursuant to such reorganization, the Bank and IDB Invest entered into one-year, renewable service level agreements for certain administrative and overhead services that include human resources and information technology support provided by the Bank, as well as loan origination, execution and monitoring services provided to the Bank. The total fees for the services provided by the Bank to IDB Invest, and those provided by IDB Invest to the Bank are $5 million and $7 million, respectively, for the three month period ended March 31, 2023 (2022 - $4 million and $16 million, respectively).

Condensed Quarterly Financial Statements	53

The Bank also charges fees for the administration of the Multilateral Investment Fund III (MIF), funds held in trust and managed on behalf of donors, such as member countries, other international organizations, and other entities, for purposes consistent with the Bank’s objectives of promoting economic and social development in its regional developing members. These funds are mainly used to co-finance the Bank’s lending projects, to provide grants, and to fund technical assistance activities, including project preparation and training. These fees are reported as Other income and are recognized ratably over time as services are provided, or upfront when contributions from donors are received. The total fees for the services provided by the Bank for the funds held in trust and managed on behalf of donors and for the administration of the MIF are $5 million and $1 million, respectively, for the three month period ended March 31, 2023 (2022 - $0.3 million and $1 million, respectively).

The Bank received deposits from central banks and official institutions in the Bank’s member countries totaling $40 million as of March 31, 2023 (December 31, 2022 - $25 million) with maturities of up to 30 days.

During 2020, the Bank entered into a 10-year guarantee and cooperation agreement (Agreement) with Sweden, a member country of the Bank, under which Sweden will guarantee up to $100 million of lending exposure to the Federal Government of Brazil. This Agreement allows the Bank to increase lending support by up to $300 million for new projects in Bolivia, Colombia, and Guatemala. During the term of the guarantee, if any sovereign-guaranteed loans by the Federal Government of Brazil were classified in nonaccrual status (i.e., payment arrears for more than 180 days), Sweden will compensate the Bank for up to $100 million of the loan outstanding principal in nonaccrual status. At the end of the nonaccrual event, the Bank will reimburse Sweden for any principal that is recovered with respect to the nonaccrual event. The eligible exposure under this guarantee was $66 million as of March 31, 2023 and December 31, 2022, and there were no nonaccrual events associated with loans made to or guaranteed by Brazil.

Other significant transactions with IDB Invest, GRF and Pension Plans are disclosed in the note to which they relate.

NOTE V – SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 11, 2023, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Bank’s Condensed Quarterly Financial Statements as of March 31, 2023.